PETROTEQ ENERGY, INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2022 AND 2021

Expressed in US dollars

(UNAUDITED)

Notice to Reader

The accompanying unaudited interim condensed consolidated financial statements of Petroteq Energy, Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited interim consolidated financial statements have not been reviewed by the Company's auditors.

PETROTEQ ENERGY, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

Expressed in US dollars

	Notes	May 31, 2022	August 31, 2021
ASSETS
Current assets
Cash		$1,275,517	$1,012,929
Trade and other receivables		23,044	17,303
Ore inventory		16,800	16,800
Other inventory		90,176	90,176
Notes receivable - related party	5	95,802	92,959
Notes receivable	5	-	430,000
Prepaid expenses and other current assets	1,6	2,884,127	2,539,120
Total Current Assets		4,385,466	4,199,287

Non-Current assets
Mineral leases	7	34,911,143	34,911,143
Property, plant and equipment	8	41,018,289	41,049,417
Right of use asset	9	131,221	167,048
Intangible assets	10	707,671	707,671
Total Non-Current Assets		76,768,324	76,835,279
Total Assets		$81,153,790	$81,034,566

LIABILITIES
Current liabilities
Accounts payable	11	$4,067,070	$2,105,449
Accrued expenses	11	1,717,020	1,564,616
Ore Sale advances		283,976	283,976
Promissory notes payable	12	23,298	23,298
Current portion of convertible debentures, net of discount of $293,419 and $529,372, respectively	13	713,087	5,255,874
Current portion of Federal relief loans	14	40,205	291,332
Finance lease liabilities	9	-	75,058
Current portion of operating lease liabilities	9	53,590	48,376
Related party payables	21	295,768	493,549
Derivative liability	15	-	322,186
Total Current Liabilities		7,194,014	10,463,714

Non-Current liabilities
Convertible debentures, net of discount of $2,382,309 and $3,449,338, respectively	13	8,520	891,662
Federal relief loans	14	292,259	437,096
Operating lease liabilities	9	77,631	118,672
Reclamation and restoration provision	16	2,970,497	2,970,497
Total Non-Current Liabilities		3,348,907	4,417,927
Total Liabilities		10,542,921	14,881,641

Commitments and contingencies	25
SHAREHOLDERS' EQUITY
Share capital	17	181,462,778	137,798,526
Subscription receipts		6,000	756,000
Share option reserve	18	3,802,276	15,759,176
Share warrant reserve	19	492,427	11,977,815
Deficit		(115,152,612)	(100,138,592)
Total Shareholders' Equity		70,610,869	66,152,925
Total Liabilities and Shareholders' Equity		$81,153,790	$81,034,566

"Signed" Vladimir Podlipsky	"Signed" Robert Dennewald
Director	Director

See accompanying notes to the condensed consolidated financial statements

PETROTEQ ENERGY INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENISVE LOSS

For the three and nine months ended May 31, 2022 and 2021

(unaudited)

Expressed in US dollars

	Notes	Three months ended May 31, 2022	Three months ended May 31, 2021	Nine months ended May 31, 2022	Nine months ended May 31, 2021

Revenues from licensing fees		$-	$-	$-	$2,000,000
Revenues from hydrocarbon sales		-	-	-	-
Production and maintenance costs		(22,040)	(14,281)	(446,978)	(378,847)
Gross Profit (Loss)		(22,040)	(14,281)	(446,978)	1,621,153
Operating Expenses
Depreciation, depletion and amortization	7	12,972	11,383	34,634	34,428
Selling, general and administrative expenses		6,463,133	1,419,727	9,951,740	3,171,010
Financing costs		2,832,986	1,368,832	4,520,452	2,733,820
Derivative liability movements		-	2,041,081	(52,420)	1,292,169
Other expenses (income), net		(270,094)	82,934	112,637	772,786
Total expenses, net		9,038,997	4,923,957	14,567,043	8,004,213

Net loss before income taxes		(9,061,037)	(4,938,238)	(15,014,021)	(9,625,366)
Income tax expense		-	-	-	-
Net loss		$(9,061,037)	$(4,938,238)	$(15,014,021)	$(9,625,366)
Weighted Average Number of Shares Outstanding - Basic and Diluted	18	746,957,316	438,066,714	671,165,402	382,298,817
Basic and Diluted Loss per Share		$(0.01)	$(0.01)	$(0.02)	$(0.02)

See accompanying notes to the condensed consolidated financial statements

PETROTEQ ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the three and nine months ended May 31, 2022 and 2021

(unaudited)

Expressed in US dollars

	Number of Shares	Share	Subscription	Share Warrant	Share Option		Shareholders'
	Outstanding	Capital	Receipts	Reserve	Reserve	Deficit	Equity
Balance at August 31, 2021	564,159,881	$137,798,526	756,000	11,977,815	15,759,176	$(100,138,592)	$66,152,925
Conversion of convertible debt	81,893,940	4,300,000	-	-	-	-	4,300,000
Beneficial conversion feature on debt extinguishment	-	714,164	-	-	-	-	714,164
Restitution for conversion of convertible debt not in compliance with TSX Venture regulations	-	499,970	-	-	-	-	499,970
Net loss	-	-	-	-	-	(2,545,248)	(2,545,248)
Balance at November 30, 2021	646,053,821	143,312,660	756,000	11,977,815	15,759,176	(102,683,840)	69,121,811
Warrants exercised	58,317,964	16,956,389	-	(11,307,352)	-	-	5,649,037
Common share subscriptions	6,250,000	192,391	(750,000	557,609	-	-	-
Settlement of liabilities	3,155,867	420,426	-	-	-	-	420,426
Restitution for conversion of convertible debt not in compliance with TSX Venture regulations	-	939,833	-	-	-	-	939,833
Transfer of reserve on option expiration	-	11,223,908	-	-	(11,223,908)	-	-
Net loss	-	-	-	-	-	(3,407,735)	(3,407,735)
Balance at February 28, 2022	713,777,652	$173,045,607	$6,000	$1,228,072	$4,535,268	$(106,091,575)	$72,723,372
Conversion of convertible debt	41,572,966	4,133,750	-	-	-	-	4,133,750
Warrants exercised	12,016,505	1,412,587	-	-	-	-	1,412,587
Settlement of liabilities	333,333	20,000	-	-	-	-	20,000
Restitution for conversion of convertible debt not in compliance with TSX Venture regulations	-	1,382,197	-	-	-	-	1,382,197
Transfer of reserve on option expiration	-	1,468,637	-	(735,645)	(732,992)	-	-
Net loss	-	-	-	-	-	(9,061,037)	(9,061,037)
Balance at May 31, 2022	767,700,456	181,462,778	6,000	492,427	3,802,276	(115,152,612	70,610,869

See accompanying notes to the condensed consolidated financial statements

PETROTEQ ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the three and nine months ended May 31, 2022 and 2021

(unaudited)

Expressed in US dollars

	Number of Shares	Share	Subscription	Share Warrant	Share Option		Shareholders'
	Outstanding	Capital	Receipts	Reserve	Reserve	Deficit	Equity
Balance at August 31, 2020	274,450,337	$121,454,930	41,000	8,142,141	15,155,932	$(90,664,349)	$54,129,654
Conversion of convertible debt	38,735,555	1,835,726	-	-	-	-	1,835,726
Settlement of liabilities	60,023,777	2,849,661	-	-	-	-	2,849,661
Common shares subscriptions	7,416,666	445,000	(35,000)	-	-	-	410,000
Warrants exercised	2,268,169	68,045	-	-	-	-	68,045
Share-based compensation	-	-	-	-	199,632	-	199,632
Fair value of convertible debt warrants issued	-	532,464		250,829		-	783,293
Net loss	-					(410,514)	(410,514)
Balance at November 30, 2020	382,894,504	$127,185,826	6,000	8,392,970	15,355,564	(91,074,863)	59,865,497
Conversion of convertible debt	14,580,675	668,256	-	-	-	-	668,256
Settlement of liabilities	11,608,460	631,822	-	-	-	-	631,822
Common shares subscriptions	1,032,475	136,923	-	-	-	-	136,923
Warrants exercised	1,176,470	35,293	-	-	-	-	35,293
Share-based compensation	1,000,000	58,879	-	-	199,632	-	258,511
Fair value of beneficial conversion feature	-	5,484	-	-	-	-	5,484
Net loss	-	-	-	-	-	(1,034,308)	(1,034,308)
Balance at February 28, 2021	412,292,584	128,722,483	6,000	8,392,970	15,555,196	(92,109,171)	60,567,478
Conversion of convertible debt	70,514,639	3,132,480	-	-	-	-	3,132,480
Settlement of liabilities	581,026	32,629	-	-	-	-	32,629
Common shares subscriptions	2,166,665	55,026	-	-	-	-	55,026
Share-based compensation	-	158,168	-	-	-	-	158,168
Fair value of beneficial conversion feature	-	52,456	-	-	-	-	52,456
Net loss	-	-	-	-	-	(4,938,238)	(4,938,238)
Balance at May 31, 2021	484,554,914	132,153,242	6,000	8,392,970	15,555,196	(97,047,409)	59,059,999

See accompanying notes to the condensed consolidated financial statements

PETROTEQ ENERGY INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

Expressed in US dollars

	Three months ended May 31, 2022	Three months ended May 31, 2021	Nine months ended May 31, 2022	Nine months ended May 31, 2021
Cash flow used for operating activities:
Net loss	$(9,061,037)	$(4,938,238)	$(15,014,021)	$(6,383,060)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation, depletion and amortization	12,972	11,383	34,634	34,428
Amortization of debt discount	2,663,340	1,265,729	3,966,321	1,265,729
Loss on conversion of debt	-	(374,802	-	397,090
Loss (gain) on settlement of liabilities	-	(313,198	102,107	48,283
Loss on debt extinguishment	-	-	444,398	330,256
Share-based compensation	-	158,168	-	616,311
Gain on forgiveness of federal relief loans	(267,426)	-	(401,316)	-
Mark to market of derivative liabilities	-	2,041,081	(52,420)	1,292,169
Other	(957)	23,407	(22,840)	34,805
Changes in operating assets and liabilities:
Accounts payable	1,687,188	370,182	2,077,028	266,440
Accounts receivable	(5,741)	-	(5,741)	(304,473)
Accrued expenses	155,281	1,271,923	291,074	1,736,025
Prepaid expenses and deposits	774,993	347	(345,007)	4,390
Inventory	-	(67,476)	-	(79,977)
Net cash used in operating activities	(4,041,387)	(551,494	(8,925,783)	(741,584)

Cash flows used for investing activities:
Purchase and construction of property and equipment	-	(116,474)	(3,506	(1,789,922)
Proceeds from notes receivable	-	-	450,000
Net cash used in investing activities	-	(116,474)	446,494	(1,789,922)

Cash flows from financing activities:
Advances from related parties	200,218	368,200	204,218	568,700
Repayments to related parties, net of personal credit card movements, consulting fees and management fees (See note 21)	(205,912)	(290,805)	(517,407)	(514,060)
Proceeds on private equity placements	-	55,026	-	601,949
Proceeds from warrants exercised	1,412,587	-	7,061,624	103,339
Proceeds from promissory notes	-	510,000	-	552,000
Restitution for conversion of convertible debt not in compliance with TSX Venture regulations	1,382,197	-	2,822,000	-
Proceeds from federal relief loans	-	-	-	267,716
Payments of debt	-	-	-	(10,000)
Payment of finance lease liability	-	(43,612)	(75,058)	(127,085)
Proceeds from convertible debt	-	230,000	-	1,449,500
Repayments of convertible debt	-	(15,749)	(753,500)	(115,749)
Net cash from financing activities	2,789,090	813,060	8,741,877	2,776,310

Increase (decrease) in cash	(1,252,297)	145,092	262,588	244,804
Cash, beginning of the period	2,527,814	162,116	1,012,929	62,404
Cash, end of the period	$1,275,517	$307,208	$1,275,517	$307,208

Supplemental disclosure of cash flow information
Cash paid for interest	$72,033	$19,868	$123,057	$217,740
Shares issued to settle liabilities	$20,000	$32,629	$20,000	$3,433,200
Shares issued on conversion of convertible debt	$4,133,750	$3,132,480	$8,854,176	$5,272,002
Beneficial conversion feature of convertible debt	$-	$-	$714,164	$-
Fair value of warrants issued	$-	$52,456	$-	$841,233

See accompanying notes to the condensed consolidated financial statements

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION

Background

Petroteq Energy Inc. (the "Company" or "Petroteq") is a holding company organized under the laws of Ontario, Canada, that is engaged in various aspects of the oil and gas industry. Our primary focus is on the development and implementation of our proprietary oil sands mining and processing technology to recover oil from surface mined bitumen deposits. Our wholly-owned subsidiary, Petroteq Energy CA, Inc., a California corporation ("PCA"), conducts our oil sands extraction business through two wholly owned operating companies, Petroteq Oil Recovery, LLC, a Utah limited liability company ("POR"), and TMC Capital, LLC, a Utah limited liability company ("TMC Capital").

The Company's registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2, Canada and its principal operating office is located at 15315 W. Magnolia Blvd, Suite 120, Sherman Oaks, California 91403, USA.

Through PCA, our wholly owned subsidiary, and PCA's two subsidiaries POR and TMC Capital, the Company is in the business of exploring for, extracting and producing oil and hydrocarbon products from oil sands deposits and sediments located in Utah, utilizing our proprietary extraction technology (the "Petroteq Clean Oil Recovery Technology" or "Extraction Technology").

TMC Capital is currently in the process of discontinuing operations on the TMC Mineral Lease and is engaged in reclamation activities on the lands covered by these leases as required by the TMC Mineral Lease and by regulations administered by the Utah Department of Oil, Gas and Minerals ("UDOGM"). TMC Capital's decision to discontinue operations on the TMC Mineral Lease (now terminated) and its sublease under the Short-Term Mining Lease was made as part of the Company's decision to shift the focus of its oil sands development opportunities to certain recently acquired Indago (SITLA) Leases (defined below) located further north along Asphalt Ridge in an area called Asphalt Ridge Northwest.

Petroteq owns the intellectual property rights to the Petroteq Clean Oil Recovery Technology which is used at our Asphalt Ridge Plant to extract and produce crude oil from oil sands utilizing a closed-loop solvent based extraction system.

Change Of U.S. Reporting Status To A Foreign Private Issuer

The Company filed a 6-K with the United States Securities and Exchange Commission (the "SEC") on March 15, 2022 disclosing that the Company is now a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and Rule 3b-4 under the U.S Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has requalified as a foreign private issuer because management has determined that less than 50% of the Company's outstanding Common Shares were held of record by residents of the United States as of February 28, 2022 (being the last business day of its most recently completed second fiscal quarter).  As a consequence, the Company is now exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are no longer required under the Exchange Act to file annual, quarterly and current reports with the SEC on, respectively, Form 10-K, Form 10-Q and Form 8-K. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, commencing with our annual report for the year ending August 31, 2022.  The Company will be permitted to prepare such financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

We are also required to furnish additional continuous disclosure materials to the SEC on Form 6-K under the Exchange Act, including unaudited quarterly financial statements (also prepared in accordance with IFRS as issued by the IASB) and related management's discussion and analysis, and proxy materials prepared in accordance with Canadian requirements.  Specifically, we are required to furnish on Form 6-K whatever information, not previously furnished, that we

(i) make or are required to make public pursuant to the applicable Canadian laws, or

(ii) file or are required to file with any stock exchange on which our securities are traded and which is made public by that exchange, or

(iii) distribute or are required to distribute to our security holders.

The information that we are required to furnish on Form 6-K is that which is material with respect to our Company and our subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in our certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of our security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which we deem to be of material importance to our security holders.

Each report on Form 6-K is required to be furnished promptly after the material contained in the report is made public as described above.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Mineral and Oil Sands Rights and Leases

(a) Private Leases & Mineral Rights

Through its acquisition of TMC Capital in June 2015, Petroteq indirectly acquired certain mineral rights under the TMC Mineral Lease, which encompassed approximately 1,229.82 acres of land in the Temple Mountain area of Asphalt Ridge in Uintah County, Utah. On or about August 10, 2020, the TMC Mineral Lease in its original form was terminated and a new Short-Term Mining Lease, dated the same date, was entered into between Asphalt Ridge, Inc., as lessor, and Valkor, LLC, ("Valkor") as lessee. Valkor and TMC Capital thereafter entered into a Short-Term Mining and Mineral Sublease dated August 20, 2020, in which all of Valkor's rights and interests under the Short-Term Mining Lease were subleased to TMC Capital.

In October 2021, pursuant to an agreement providing for an exchange of mineral leases among TMC Capital and POR, on the one hand, and Valkor Energy Holdings, LLC  on the other, TMC Capital assigned and transferred to Valkor Energy all of TMC Capital's remaining interests in the TMC Mineral Lease and in the Short-Term Mining Lease.  In a separate transaction, Valkor Energy granted to TMC Capital the right to participate, at up to a 50% working interest, in any future exploratory, mining or production operation involving oil sands or other minerals conducted by Valkor Energy on the lands included within the TMC Mineral Lease or the Short-Term Mining Lease.

TMC Capital and Valkor are currently in the process of discontinuing operations on the TMC Mineral Lease and the Short-Term Mining Lease and are engaged in reclamation activities on the lands covered by these leases as required by the TMC Mineral Lease and by regulations administered by the Utah Department of Oil, Gas and Minerals ("UDOGM"). TMC Capital's decision to discontinue operations on the TMC Mineral Lease (now terminated) and its sublease under the Short-Term Mining Lease was made as part of Petroteq's decision to shift the focus of its oil sands development opportunities to certain recently acquired Indago (SITLA) Leases (defined below) located further north along Asphalt Ridge in an area called Asphalt Ridge Northwest (see discussion of the Utah State (SITLA) leases below).

With the decision to discontinue operations on lands covered by the TMC Mineral Lease and the Short-Term Mining Lease, the Company and Valkor have also discontinued operations at the Asphalt Ridge Plant. Petroteq is currently evaluating different options for continued use of the Plant, including potentially relocating the Plant to lands included within the recently acquired Utah State (SITLA) leases located in Asphalt Ridge Northwest.

(b) Utah State (SITLA) Oil Sands Leases

In June 2018, Petroteq, acting through POR, acquired the record lease title and all of the operating rights to produce oil from oil sands resources under two Utah State mineral leases entitled "Utah State Mineral Lease for Bituminous-Asphaltic Sands", each dated June 1, 2018, between the State of Utah's School and Institutional Trust Land Administration ("SITLA"), as lessor, and POR, as lessee, covering lands consisting of approximately 1,351.91 acres that largely adjoin the lands covered by the TMC Mineral Lease. In March 2019, a third SITLA Lease was acquired by Petroteq that added 39.97 acres to the mix in the Temple Mountain area of Asphalt Ridge.

In October 2021, TMC Capital, POR and Valkor Energy entered an Agreement Governing Reciprocal Assignment of Mineral Leases dated October 15, 2021 (the "Exchange Agreement") under which (1) POR (and Petroteq) assigned and transferred to Valkor Energy all of their respective interests in the TMC Mining Lease, the Short-Term Mining Lease and the three undeveloped Utah State (SITLA) leases acquired by Petroteq and POR in 2018-2019 (collectively, the "Temple Mountain Leases"), (2) Valkor Energy assigned and transferred to TMC Capital three Utah State (SITLA) leases located in the Asphalt Ridge Northwest area (collectively, the "Indago (SITLA) Leases"), and (3) TMC Capital assigned to Valkor Energy all of the operating rights under the Indago (SITLA) Leases at depths of 500 feet or more from the surface, with TMC Capital reserving the right, at its option, to participate at up to a 50% working interest, in any exploratory or production operation conducted by Valkor Energy at the depths authorized under the assignment.

The Lease Exchange was structured as a "like-kind exchange", with Petroteq paying "boot" of $500,000 to Valkor Energy. Each assignment of the Utah State (SITLA) leases executed and delivered under the terms of the Lease Exchange was made subject to the approval of SITLA in accordance with Utah regulations governing SITLA's management of mineral and oil sands leases encompassing lands owned by the State of Utah.

On July 11, 2022, SITLA approved the assignments of Utah State (SITLA) leases that were executed in October 2021 under the terms of the Lease Exchange, including (1) Petroteq and POR's assignment to Valkor Energy of the three leases covering lands located near Temple Mountain, and (2)  Valkor Energy's assignment to TMC Capital of the Indago (SITLA) Leases. As a result of SITLA's approval, TMC Capital now holds and controls the record title and all of the operating rights under the Indago (SITLA) Leases, subject to the assignment of "deep rights" in the leases to Valkor (with TMC Capital retaining a 50% participation right in any operation conducted by Valkor in oil sands deposits or reservoirs located more than 500 feet from the surface).

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Mineral and Oil Sands Rights and Leases (continued)

(b) Utah State (SITLA) Oil Sands Leases (continued)

As a result of TMC Capital's acquisition of the Indago (SITLA) Leases, Petroteq has initiated a shift in the area of its planned oil sands development activities from the Temple Mountain area to the northern part of Asphalt Ridge, including the Asphalt Ridge Northwest area. This new focus, which the Company refers to as "Asphalt Ridge Phase 2" or the "Indago Project" is currently in the planning stages which, during the next 8-12 months, will consist of selection of mine sites within the Indago (SITLA) Leases, the completion of a design package for a 5,000 barrel/oil per day oil extraction and processing plant that will utilize the Petroteq Oil Recovery Technology, and the commencement of activities design to obtain the capital and funding required to construct a new 5,000 barrel/oil per day processing plant.

(c) U.S. (BLM) Oil & Gas Leases and Conversion Rights

Onshore oil and gas leases covering lands owned or controlled by the U.S. are administered by the Bureau of Land Management ("BLM"), a department within the U.S. Department of the Interior, under the Mineral Leasing Act of 1920 ("MLA"). However, prior to November 16, 1981, the definition of "oil" under the MLA and in all then existing U.S. oil and gas leases excluded tar sands, oil sands, oil shale and other similar mineral and geologic deposits and structures impregnated with hydrocarbons consisting primarily of bitumen and heavy oil.  As a result, all U.S. onshore oil and gas leases issued by the BLM prior to November 16, 1981 did not (and do not) permit exploration and production of oil from oil sands and bituminous deposits and structures.

To remedy the problem associated with the definition of "oil" in U.S. onshore oil and gas leases - and to promote the development and production of crude oil from oil sands resources in the United States - Congress enacted the Combined Hydrocarbon Leasing Act of 1981 (the "CHL Act") to amend the MLA. Under the CHL Act, the definition of "oil" in the MLA was amended to include "all nongaseous hydrocarbon substances other than those leasable as coal, oil shale or gilsonite", which meant that all new U.S. oil and gas leases issued after the enactment of the CHL Act would authorize the exploration and production of crude oil from oil sands.  In addition, under the CHL Act, lessees under any U.S. oil and gas lease issued prior November 16, 1981, the effective date of the CHL Act, and located within "Special Tar Sands Area" or "STSA" designated by the Department of Interior became entitled to convert the lease to a new Combined Hydrocarbon Lease ("CHL") issued by the BLM.  Each new CHL would include one or more pre-1981 leases - with the total acreage of each CHL capped at 5,120 acres - with a term consisting of a primary term of 10 years and that would continue thereafter as long as oil or gas is being produced from the CHL in "paying quantities".

Following the enactment of the CHL Act, and to implement the mandate by Congress, the Department of Interior designated 11 geographic areas of the U.S. as "Special Tar Sands Areas" based on a determination that such areas contain substantial oil sands deposits. All 11 of the STSA's designated by the Department of Interior are located in the State of Utah. Two of the largest STSAs are P.R. Spring, located in eastern Utah (Uintah and Wayne Counties) and the Tar Sands Triangle, located in the far southeastern area of Utah.

Under the CHL Act, to obtain the conversion rights granted by federal law, lessees under pre-1981 U.S. oil and gas leases were required to submit to BLM, on or before November 16, 1983, a written application to convert their leases to CHLs (referred to as a "CHL Application") along with an operating plan for the development of oil sands resources existing within the leases converted to CHLs.  If a CHL Application was timely submitted to BLM and was "accepted" by BLM as being in compliance with the requirements under the CHL Act, the conversion rights granted by federal law became attached to each lease covered by the CHL Application and became vested statutory right.

I. The P.R. Spring Lease and TST-1 Leases (Block A Leases)

On January 18, 2019, TMC Capital acquired from Momentum Asset Partners I, LLC, a Nevada limited liability company ("MAP I"), a 50% undivided interest in the oil sands operating rights - along with the corresponding federal conversion rights granted when the CHL Applications covering the leases had been accepted by BLM - in five U.S. onshore oil and gas leases covering approximately 5,960 acres (2,980 net acres) located within the P.R. Spring STSA and the Tar Sands Triangle STSA (the "Block A Leases").  As the consideration for an undivided 50% of the federal conversion rights under pending CHL Applications and the associated oil sands operating rights, TMC Capital paid a total of $10,800,000, consisting $1,800,000 in cash and the issuance of 15,000,000 shares of Petroteq common stock at an issue price of $0.60 per share.

On July 22, 2019, the TMC Capital acquired the remaining 50% undivided interest in the oil sands operating rights - along with the corresponding federal conversion rights granted when the CHL Applications covering the leases had been accepted by BLM - in the Block A Leases located within the P.R. Springs STSA and the Tar Sands Triangle STSA. As the consideration for remaining 50% undivided interest in the federal conversion rights under pending CHL Applications and the associated oil sands operating rights in the Block A Leases, TMC Capital paid a total of $13,000,000, consisting of $1,000,000 (of which $900,000 has been paid) and the issuance of 30,000,000 shares of Petroteq common stock at an issue price of $0.40 per share.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Mineral and Oil Sands Rights and Leases (continued)

(c) U.S. (BLM) Oil & Gas Leases and Conversion Rights

I. The P.R. Spring Lease and TST-1 Leases (Block A Leases)

With respect to one of the Block A Leases, identified in BLM's records as having Serial Lease No. U-38071, BLM has decided to remove the lease from the CHL Application originally filed by Exxon Corporation and Enercor, Inc. in 1983 under the CHL Act and determined to be complete by BLM as of May 22, 1984. TMC Capital derives ownership of the federal conversion rights and the associated oil sands operating rights from the record title to the lease held by Exxon (which included all of the federal conversion rights under Exxon's CHL Application) and assigned to Enercor in 2009, with Exxon's registration of the assignment of record title to Enercor having been accepted by BLM in 2010.

BLM's decision to exclude the PR Spring lease from the 1983 Exxon CHL application appears to be based on a unilateral decision by a private company - which BLM has erroneously identified in its administrative records as the record title owner of the lease - to have the lease removed from the 1983 Exxon CHL application. Our records show that Exxon's assignment of "oil and gas" rights under the lease in 1990 and 1991 to other oil companies did not include an assignment Exxon's conversion rights under its 1983 CHL Application and expressly reserved from the assignment all of the oil sands operating rights held by Exxon by virtue of its 1983 CHL Application.  Then, in 2009, to discharge its obligations to Enercor, Inc. ("Enercor") under a 1983 agreement, Exxon assigned and transferred to Enercor all of its rights under various CHL Applications, along with all oil sands operating rights, in various leases, including Serial Lease No. 38071.  To implement Exxon's 2009 assignment to Enercor, Exxon executed an assignment of record title in Serial Lease No. U-38071 to Enercor that was accepted by BLM.  Enercor is the predecessor-in-title to TMC Capital in the chain of subsequent assignments and conveyances of federal conversion rights under the 1983 Exxon CHL Application and the associated oil sands operating rights existing in and under Serial Lease No. U-38071.

We have determined, from title reports and land records, that the BLM has made an administrative and legal error in excluding Serial Lease No. U-38071 from any new CHL issued pursuant to the 1983 Exxon CHL application. We anticipate that BLM's error will be corrected as we move our BLM leases through the BLM administrative registration process, a process that will ensure that BLM's actions are corrected if they are determined to have been erroneously made. However, if for any reason the Company is unsuccessful in obtaining a reversal of BLM's decision, we will at that time conduct a full impairment analysis to determine the extent to which the value of Serial Lease No. U-38071 has been permanently impaired by the BLM decision.

Block A Leases in Glen Canyon National Park

Approximately 35-40% of the Tar Sands Triangle STSA extends northeasterly into the Glen Canyon Recreational Area ("GCNRA"), a national park created by Congress on October 27, 1972 by enactment of Public Law 92-593, 86 Stat. 1311 (codified at U.S.C. § 460dd). We estimate that several of the Block A Leases in which TMC Capital has acquired federal conversion rights and associated oil sands operating rights are located within that part of the Tar Sands Triangle STSA that extends into the GCNRA. However, it must be presumed that, when the Department of the Interior designated the boundaries of the Tar Sands Triangle as a Special Tar Sands Area under the mandate of the CHL Act, it was aware that of the existence of the GCRA and its boundaries since the National Parks Service, charged with managing the GCNRA, is within the Department of Interior.

Moreover, the Public Law 92-593 provides that the designation of the GCNRA is "subject to valid existing rights" and requires the Secretary of the Interior to "permit . . . the removal of leasable minerals from lands or interests in lands within the recreation area in accordance with the Mineral Leasing Act of February 25, 1920 . . . if he finds that such disposition would not have significant adverse effects on the Glen Canyon project or on the administration of the national recreation area pursuant to this Act."

The Department of the Interior, acting through the National Park Service, is charged with managing the GCNRA under the NPA Organic Act, 54 U.S.C. § 100101 et seq).  The Company fully recognizes that, upon conversion of the Tar Sands Triangle leases within the Block A Leases to one or more CHLs under the CHL Act, any development of the leases located within the GCNPA would be required to comply with BLM's oil and gas regulations, including the CHL regulations, as well as the regulations administered by the NPS.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Mineral and Oil Sands Rights and Leases (continued)

(c)  U.S. (BLM) Oil & Gas Leases and Conversion Rights

II. Tar Sands Triangle (TST-2) Leases (Block B Leases)

On December 12, 2019, TMC Capital acquired from Momentum Asset Partners II, LLC, a Nevada limited liability company ("MAP II"), a 100% interest in the oil sands operating rights - along with the corresponding federal conversion rights granted when the CHL Applications covering the leases had been accepted by BLM -  in four "active" U.S. onshore oil and gas leases and six "closed" oil and gas leases covering, in the aggregate, approximately 8,480 gross acres located in the Tar Sands Triangle STSA in Garfield and Wayne Counties, Utah (the "Block B Leases").  As this transaction was originally structured, the total consideration to be paid by TMC Capital for the federal CHL conversion rights and associated oil sands operating rights in the Block B Leases was $3,000,000.

Between March 14, 2019 and May 31, 2022, the Company made cash deposits of $1,907,000 (acting through TMC Capital) for the interests in the Block B Leases, which was included in prepaid expenses and other current assets on the condensed consolidated statements, with a balance of $1,093,000 still outstanding but subject to adjustment.

In a letter agreement dated April 17, 2020 between TMC Capital and MAP II, entered into because of uncertainty as to whether all of the 10 of the Block B Leases for which the Company had initially paid deposits would be considered "active" by BLM and included in a new CHL pursuant to a CHL Application that had been timely submitted to BLM.  For that reason, under the letter agreement, the parties agreed to adjust the purchase price as follows: (a) should all 10 of the leases be determined to be "active" (or subject to reopening by BLM) and included in CHLs, TMC Capital will be obligated to balance the additional $1,093,000 as originally agreed for the interests in the Block B Leases; (b) if only a portion of the Block B Leases - ranging from 4 to 9 of the leases - are determined to be "active" (or subject to reopen) and are included one or more CHLs issued by BLM, the final purchase price of the leases will be between $1.5 million and $2.5 million (depending on the actual number of the leases included within a CHL); and (c) notwithstanding the above, if after a period of 7 years from April 17, 2020, at least six of the Block B Leases are not determined to be active and are not included one or more CHLs, TMC Capital will be entitled to a refund of $1.2 million or may instruct MAP II to acquire CHL conversion rights and oil sands operating rights under other leases in the same area for having a value of up to $1.2 million.

Under the terms of the April 17, 2020 letter agreement, the final purchase price will be determined for TMC Capital's acquisition of the CHL conversion rights and associated oil sands operating rights once it is determined whether and how many of the Block B Leases are included in a CHL issued by BLM.

Grant of Technology License to Enercor

In May 2018, Petroteq entered into discussions with Enercor, Inc. a Delaware corporation controlled by a businessman residing in Los Angeles, California, with the objective of acquiring CHL conversion rights and associated oil sands operating rights under 23 U.S. oil and gas leases located in the P.R. Spring STSA in eastern Utah that were included in the 1983 Exxon CHL Application and were later assigned by Exxon to Enercor (collectively, the "Exxon/Enercor Leases").  During the Company's discussions with Enercor, which extended over several months, Enercor insisted that, before it would assign and sell Enercor's CHL conversion rights and oil sands operating rights to Petroteq or its subsidiary, Petroteq would need to grant to Enercor a non-exclusive right to use the Petroteq Oil Recovery Technology in its development of Exxon/Enercor Leases that Enercor planned to retain.

Initially, Petroteq disregarded Enercor's requests for a non-exclusive technology license, choosing to focus on the potential oil sands development opportunities presented by ownership or control of the CHL conversion rights and associated oil sands rights under the Exxon/Enercor Leases (the land of which encompassed a large part of the prospective areas of the P.R. Springs STSA). Later, however, after Petroteq has discontinued further discussions with Enercor concerning the Exxon/Enercor Leases, it became apparent that granting non-exclusive technology license to Enercor in the P.R. Spring STSA could create a potentially long-term strategic opportunity for Petroteq without incurring any economic or other risk associated with acquiring and conducting exploratory and production operations and without having to incur the substantial capital costs required to construct and operate an oil sands processing plant. Instead, granting a technology user license to Enercor would potentially allow Petroteq to collect a cost-free royalty from any use, by Enercor or any successor, of Petroteq's technology to produce oil from oil sands deposits located within any CHLs in which the Exxon/Enercor Leases were converted.

On that basis, and consistent with Petroteq's objective expanding its commercial licensing line of business, in November 2018 Petroteq granted to Enercor a limited, non-exclusive license and right to use Petroteq's proprietary technology in the design, construction and operation of an oil sands processing plant, located within the P.R. Spring STSA and having a capacity of 5,000 barrels/oil per day, and operated for the purpose of treating, processing and upgrading oil sands ores and sandstones into crude oil, synthetic oil and other hydrocarbon substances. Under the terms of the Petroteq license, Petroteq has the right, at its option, to be the "operator" of any plant constructed and operated under the license and will receive a royalty equal to 15% of the gross revenue received by the licensee from the sale, exchange or other disposition of crude oil, synthetic oil, bitumen and other hydrocarbon products and substances process or produced at the licensed plant.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Management and Operations

Under the terms of a Management and Operations Services Agreement ("Management Agreement") entered into between the Company and Valkor dated November 22, 2020, effective May 1, 2020, Valkor will provide overall management and operations services at the oil sands recovery plant based in Utah. The agreement is for a period of one year and is renewable automatically for an additional four years unless either party provides the other party with written notice of non-renewal at least 90 days prior to the expiration of the original or renewal term. The company will reimburse Valkor for all costs and expenses incurred, as defined in the agreement, plus a Personnel Management Fee of 12% of the personnel costs and expenses and an operations Management Fee of 5% of the operations costs and expenses.

Valkor will provide the Company with quarterly production reports, including the following; (i) the quantity of oil bearing ore and sediments mined, extracted and produced from each of the leases and delivered to the plant; (ii) the quantity of oil products produced, saved and sold at the plant; (iii) the quantity of consumables purchased and used or consumed in operations and (iv) the gross proceeds derived from the sale of the oil products including applicable taxes and transportation costs incurred by Valkor.

Valkor will also provide quarterly operating reports detailing; (i) revenue received by Valkor from oil products sold; (ii) a detailed accounting of all costs and expenses; (iii) the operations Management fee and the Personnel Management fee earned during the quarter.

Valkor will also prepare quarterly Royalty Reports to be delivered to a third party to calculate royalties payable to the holders of royalty interests under various mineral rights leases.

On November 24, 2020, the Company entered into a Technology License Agreement ("License Agreement") with Greenfield Energy, LLC ("Greenfield"), whereby the Company grants to Greenfield a non-exclusive, non-transferable license under the patent rights and know-how for use in the design, construction and operation of any and all future oil sands plants in the US. Greenfield agrees to pay a license fee of $2,000,000 for oil sands plants designed, developed and constructed by Greenfield. The parties recognize that $1,500,000 has been invested in the Petroteq Oil Sands plant based in Utah and another $500,000 in further plant development and improvements. Greenfield will pay to the Company a 5% royalty based on net revenue received from production and disposition of licensed products unless the licensed product is not covered by a valid claim (in which case the royalty is reduced to 3%).

The Company has agreed to utilize Valkor as the exclusive provider of engineering, planning and construction for all oil sands plants built by Petroteq or Greenfield under this agreement, provided the fees charged by Valkor are reasonable and competitive.

The agreement between the Company and Valkor will remain in effect from November 14, 2020 until the expiration of the last valid patent claim, unless terminated by default or bankruptcy.

Suspension of trading on the TSX Venture Exchange

On August 6, 2021, the Ontario Securities Commission issued a cease trade order (the "CTO") against the Company, as a result of its failure to file its quarterly report on Form 10-Q (and related certifications) for the period ended May 31, 2021 (the "2021 Q3 Filings") on or before July 30, 2021, as required under Canadian National Instrument 51-102 - Continuous Disclosure Obligations.

The Company filed the 2021 Q3 Filings on SEDAR and with the Canadian Securities Administration on SEDAR, and with the United States Securities and Exchange Commission (the "SEC") on EDGAR on August 19, 2021. As a result, the Ontario securities Commission revoked the CTO effective August 24,2021. In addition, on August 19, 2021, the Company's amended financial statements and management's discussion and analysis for the eight quarters from May 31, 2019 to February 28, 2021 were filed on SEDAR and with the SEC, as set forth in the Company's amended annual reports on Form 10-K/A for the financial years ended August 31, 2019 and August 31, 2020, and in the Company's amended quarterly reports on Form 10-Q/A for the periods ended May 31, 2019, November 30, 2019, February 29, 2020, May 31, 2020, November 30, 2020 and February 28, 2021. The Company's amended financial statements and management discussion and analysis for the period ended February 28, 2019 were filed on SEDAR on August 23, 2021, and with the SEC on August 25, 2021, as exhibits to the Company's current report on Form 8-K.

As a result of the issuance of the CTO on August 6, 2021, the TSX Venture Exchange (the "TSXV") suspended trading of the Company's Common Shares. As part of the TSXV's review of the Company's reinstatement application, the TSXV reviewed the Company's financial statements for the three and nine months ended May 31, 2021 and raised concerns that certain transactions may not have been submitted to the TSXV for approval, as required under the TSXV's policies. As a result of an internal investigation the Company identified several transactions (the "Transactions") which although disclosed in the Company's public filings on SEDAR and EDGAR, had not been submitted for approval by the TSXV.

Based on the Company's initial review of the Transactions, it is estimated that a total of 54,370,814 Common Shares were issued as a result of the Transactions. While some of the issued Common Shares, namely, 4,336,972, are estimated to have been issued at prices above what the TSXV would have otherwise approved, 50,033,842 are estimated to have been issued at share prices below what the TSXV generally approves for convertible securities. While the Company is now making the necessary submissions with the TSXV for the Transactions, they may not all be accepted for approval by the TSXV and as a condition of reinstatement to trading on the TSXV the Company may need to take remedial action to bring the Transactions into compliance.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Suspension of trading on the TSX Venture Exchange (continued)

The Transactions, described below, were all disclosed in the Company's financial statements (all dollar amounts are expressed in U.S. currency unless otherwise indicated):

● On May 7, 2020, the Company issued to an arm's length lender a $64,300 convertible note (including a 10% original issue discount) for a purchase price of $58,000, bearing interest at 12% per annum, maturing on May 7, 2021, and convertible into Common Shares. The note was ultimately converted on November 12, 2020 ($25,000 at $0.0308 for 811,688 Common Shares), November 13, 2020 ($20,000 at $0.0296 for 675,676 Common Shares) and November 13, 2020 ($22,780, including $3,480 of accrued and unpaid interest, at $0.0296 for 769,595 Common Shares). There is currently no principal or interest remaining on the note.

● On June 4, 2020, the Company issued to an arm's length lender a $69,900 convertible note (including a 10% original issue discount) for a purchase price of $63,000, bearing interest at 12% per annum, maturing on June 4, 2021, and convertible into Common Shares. The note was ultimately converted on December 15, 2020 ($18,000 at $0.0282 for 638,298 Common Shares), December 22, 2020 ($18,000 at $0.0338 for 532,544 Common Shares), December 28, 2020 ($20,000 at $0.0338 for 591,716 Common Shares), and January 4, 2021 ($17,680, including $3,780 of accrued and unpaid interest, at $0.0325 for 544,000 Common Shares). There is currently no principal or interest remaining on the note.

● On June 19, 2020, the Company issued to an arm's length lender a $82,500 convertible note (including a 10% original issue discount) for a purchase price of $75,000, bearing interest at 12% per annum, maturing on June 19, 2021, and convertible into Common Shares. The note was ultimately converted on January 7, 2021 ($20,000 at $0.0326 for 613,497 common shares), January 11, 2021 ($27,000 at $0.0326 for 828,221 Common Shares), January 13, 2021 ($22,000 at $0.0326 for 674,847 Common Shares) and January 20, 2021 ($18,000, including $4,500 of accrued and unpaid interest, at $0.0326 for 552,147 Common Shares). There is currently no principal or interest remaining on the note.

● On July 22, 2020, the Company issued to an arm's length lender a $150,000 convertible note (including a 15% original issue discount) for a purchase price of $135,000, bearing interest at 8% per annum, maturing on April 22, 2021, and convertible into Common Shares based on a discount to the market price of the Common Shares upon conversion. The note was ultimately converted on January 25, 2021 ($21,805 at $0.03115 for 700,000 Common Shares), January 28, 2021 ($46,725 at $0.03115 for 1,500,000 Common Shares), February 5, 2021 ($30,957.50 at $0.0309575 for 1,000,000 Common Shares), February 22, 2021 ($33,381.25 at $0.03338125 for 1,000,000 Common Shares) and March 2, 2021 ($34,011.25 at $0.03401125 for 1,000,000 Common Shares). There is currently $3,120 in principal remaining on the note.

● On August 26, 2020, a convertible debenture (which was originally approved by the TSXV), bearing interest at 10% per annum owing to an arm's length lender, which had matured on April 29, 2019, was acquired by another an arm's length lender pursuant to a Debt Assignment and Purchase Agreement. On August 26, 2020, pursuant to a Securities Exchange Agreement, the convertible promissory note was exchanged for a convertible redeemable note with an aggregate principal amount of $192,862, bearing interest at 10% per annum, maturing on August 26, 2021, and convertible into Common Shares. On October 1, 2020, the $192,862 convertible redeemable note was converted into 10,285,991 Common Shares at $0.01875 per share. There is currently no principal or interest remaining on the note.

● On November 6, 2020, the Company issued to an arm's length lender a $140,800 convertible note (including a 10% original issue discount) for a purchase price of $128,000, bearing interest at 12% per annum, maturing on November 6, 2021, and convertible into Common Shares. The note was ultimately converted on May 10, 2021 ($50,000 at $0.036 for 1,388,889 Common Shares), May 14, 2021 ($50,000 at $0.0326 for 1,533,742 Common Shares), May 19, 2021 ($48,480, including $7,680 of accrued and unpaid interest, at $0.0312 for 1,553,846 Common Shares). There is currently no principal or interest remaining on the note.

● Between August 2019 and March 2020, a director of the Company (Robert Dennewald), loaned $125,000 to the Company to assist the Company in meeting its financial obligations. Subsequently, on February 12, 2021, in exchange for the three non-convertible promissory notes issued to Mr. Dennewald, the Company issued a convertible promissory note with an aggregate principal amount of $125,000, bearing interest at 8% per annum, maturing on February 12, 2022, and convertible into Common Shares. On June 10, 2021, pursuant to an Assignment and Purchase of Debt Agreement, the $125,000 convertible promissory note was purchased and assigned by Mr. Dennewald to an arm's length lender. On June 15, 2021, the arm's length lender converted the $125,000 principal amount of the convertible promissory note into 3,048,780 Common Shares at $0.041 per share.

● On January 12, 2021, the Company issued an arm's length lender a $86,350 convertible note (including a 10% original issue discount) for a purchase price of $78,500, bearing interest at 12% per annum, maturing on January 12, 2022, and convertible into Common Shares. The note was ultimately converted on July 13, 2021 ($50,000 at $0.0871 for 574,053 Common Shares) and July 14, 2021 ($41,060, including $4,710 of accrued and unpaid interest, at $0.0863 for 475,782 Common Shares. There is currently no principal or interest remaining on the note.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Suspension of trading on the TSX Venture Exchange (continued)

● On February 25, 2021, the Company issued an arm's length lender a $86,350 convertible promissory note (including a 10% original issue discount) for a purchase price of $78,500, bearing interest at 12% per annum, maturing on February 24, 2022, and convertible into Common Shares. The Company has since repaid the convertible promissory note in full (including principal and interest) in cash.

● On March 22, 2021, the Company and an arm's length lender entered into an amending agreement extending the maturity date of a convertible debenture originally issued on September 17, 2018 from March 31, 2021 to October 31, 2021. The original issuance of the convertible debenture, including a prior amendment to the debenture, was approved by the TSXV. The current unpaid purchase price of the debenture ($2,900,000) is convertible at $0.055 per share.

● On April 21, 2021, the Company issued an arm's length lender a $92,125 convertible promissory note (including a 10% original issue discount) for a purchase price of $83,750, bearing interest at 12% per annum, maturing on April 21, 2022, and convertible into Common Shares based on a discount to the market price of the Common Shares upon conversion. No Common Shares have been issued in connection with this convertible promissory note, which remains outstanding.

● On May 20, 2021, the Company issued an arm's length lender a $141,625 convertible promissory note (including a 10% original issue discount) for a purchase price of $128,750, bearing interest at 12% per annum, maturing on May 20, 2022, and convertible into Common Shares based on a discount to the market price of the Common Shares upon conversion. No Common Shares have been issued in connection with this convertible promissory note, which remains outstanding.

● On October 30, 2018, an arm's length lender loaned $350,000 to the Company. Subsequently, on June 16, 2021, pursuant to an Exchange Agreement, the non-convertible promissory note was exchanged for a convertible redeemable note with an aggregate principal amount of $191,779 bearing interest at 10% per annum, maturing on June 16, 2022, and convertible into Common Shares. On June 16, 2021, pursuant to an Assignment and Purchase of Debt Agreement, the $191,779 convertible redeemable note was purchased and assigned to another arm's length lender and on the same day it was converted into 4,677,532 Common Shares at $0.04100004 per share.

● On June 24, 2021, a non-convertible secured debenture, bearing interest at 12% per annum owing to  an arm's length lender with an aggregate amount outstanding of CAD$962,085 (including interest and penalty), which had matured, was acquired by another arm's length lender pursuant to an Assignment and Purchase of Corporate Debt Agreement. On June 30, 2021, pursuant to a Securities Exchange Agreement dated June 28, 2021, the debenture was exchanged for a convertible redeemable note with an aggregate principal amount of $771,610, bearing interest at 8% per annum, maturing on June 30, 2022, and convertible into Common Shares at $0.041 per share. On July 1, 2021, the convertible redeemable note was converted into 18,819,756 Common Shares at $0.041 per share.

● On June 24, 2021, a non-convertible secured debenture, bearing interest at 12% per annum and owing to an arm's length lender, with an aggregate amount outstanding of CAD$38,217 (including interest and penalty), which had matured, was acquired by another arm's length lender pursuant to an Assignment and Purchase of Corporate Debt Agreement. On June 30, 2021, pursuant to a Securities Exchange Agreement dated June 28, 2021, the debenture was exchanged for a convertible redeemable note with an aggregate principal amount of $30,652, bearing interest at 8% per annum, maturing on June 30, 2022 and convertible into Common Shares at $0.041 per share. On July 1, 2021, the convertible redeemable note was converted into 747,616 Common Shares at $0.041 per share.

● On July 2, 2021, the Company issued to an arm's length lender a $114,125 convertible promissory note (including a 10% original issue discount) for a purchase price of $103,750, bearing interest at 12% per annum, maturing on July 2, 2022 and principal and interest convertible into Common Shares based on a discount to the market price of the Common Shares upon conversion. No Common Shares have been issued in connection with this convertible promissory note.

The net proceeds of the Transactions that resulted in new funds to the Company were used for expansion of the Company's extraction plant and working capital.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Suspension of trading on the TSX Venture Exchange (continued)

On May 24, 2022, the  TSXV accepted the Company's application for the resumption of trading in the Company's common shares (the "Common Shares"). As part of the trading reinstatement review conducted by the Compliance and Disclosure department of the TSXV, it was a requirement that Petroteq be made whole in respect of the value of Petroteq shares that were issued below minimum acceptable discount to market price. This has now been satisfied by an irrevocable cash payment to Petroteq from its former CEO Alex Blyumkin. Mr. Blyumkin paid a total of $2,822,000 to Petroteq for no consideration and to the benefit of Petroteq shareholders. Additionally, it was agreed that Petroteq would establish a Regulatory Oversight and Advisory Committee ("the ROC") in order to mitigate the risk of non-compliance with TSXV policies and filing requirements as per the TSXV Corporate Finance Manual. The mandate of the ROC is to ensure that all activities of Petroteq requiring filing and/or the approval of the TSXV are appropriately prepared, reviewed by the ROC and filed with the TSXV. The ROC will be populated by a minimum of three and a maximum of five members with a majority of members being independent of management. ROC meetings will be held, at minimum once per month. The ROC will issue a news release certifying that it is comfortable that Petroteq has made all required exchange filings and that based on the ROC's review of the filings, that they are in compliance with TSXV policies. In order to discharge its mandate, the ROC will cause the following controls to be put in place and maintained at Petroteq:

• Monthly review of treasury reports and transfer agent reports

• Monthly review of corporate bank statements to ensure any corporate finance transactions have been captured and evaluated against the TSXV Corporate Finance Manual

• ROC to have official observer status at all board and board sub-committee meetings

• ROC will be authorized to request, receive, and inspect all documents or records that it feels are required to discharge its mandate

• All recommendations from ROC to the board of Petroteq that are not accepted will result in the ROC notifying the compliance and disclosure department of TSXV of the same and issuing a news release advising the market of the nature of the recommendation and the rationale of the board for not accepting the ROC's recommendation.

• All changes to the composition of the ROC committee members will be filed with the Compliance and Disclosure department of TSXV and disseminated via new release. The ROC will be operated by Nicholas Thadaney and Ungad Chadda who are both seasoned financial and capital markets executives with expansive experience and knowledge that will assist Petroteq and its board and management in complying with their obligations to the exchange. Among other accomplishments and credentials, Mr. Thadaney and Mr. Chadda are both former executives of TMX Group which is the parent company of TSX Venture Exchange. Specifically, in Mr. Chadda's case he held a multitude of roles within the TSX Venture Exchange (including Chief Operating Officer) and its predecessor entities dating back to 1997. Mr. Chadda left the Exchange in June of 2019 after a 21-year career with TMX. Mr. Thadaney has held the positions of CEO of Global Equity Capital Markets at TMX Group as well as CEO of ITG Canada Corp. Mr. Thadaney also has considerable regulatory board experience having served as a director on the board of IIROC among others. Mr. Thadaney and Mr. Chadda will also assist Petroteq in its efforts to appoint a new CEO that is acceptable to TSXV as well as the board and shareholders of Petroteq. Petroteq has undertaken to recruit and hire a CEO within the next 60 days and will update the market on the progress of the search mandate regularly.

On July 18, 2022, the Company and the ROC reported that all transactions put forth before the ROC during the month of June have been reviewed by its members and all necessary filings with the TSXV have been made and in ROC's view the filings made are in compliance with TSXV policies. The ROC has confirmed via internal control procedures including due inquiry, that all matters that should have been presented to ROC have been.

Unsolicited takeover bid by Viston United Swiss AG

On October 27, 2021, 2869889 Ontario Inc. (the "Offeror"), an indirect, wholly-owned subsidiary of Viston United Swiss AG commenced a conditional, unsolicited takeover bid (the "Viston Offer") to acquire all of the issued and outstanding Common Shares of the Company. Viston filed a Tender Offer Statement with the SEC relating to the Offer on Schedule TO under section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on October 25, 2021, and an amendment to the Tender Offer Statement on October 27, 2021. As set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 under section 14(d)(4) of the Exchange Act filed with the SEC on November 9, 2021, shareholders were advised that the Board of Directors was then not yet in a position to make a recommendation to shareholders to accept or reject the Offer, and that the Company had retained Haywood Securities Inc. as financial advisor to the Company and the Board of Directors.

As set forth in the amendment to the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the SEC on January 4, 2022, on December 29, 2021, after thorough consideration of all aspects of the Viston Offer, the advice provided by Haywood and consulting with its other advisors, the Board unanimously determined to recommend that Shareholders accept the Viston Offer and tender their Common Shares, for reasons that include the following:

Results of Strategic Review

Based on the results of the strategic review presented by Haywood, the Board believes that the immediate cash value offered to Shareholders under the Viston Offer is more favorable to Shareholders than the potential value that might otherwise result from other alternatives reasonably available to Petroteq, including remaining as a stand-alone entity and pursuing Petroteq's existing strategy, in each case taking into consideration the potential rewards, risks, timelines and uncertainties associated with those other alternatives.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Unsolicited takeover bid by Viston United Swiss AG (continued)

Premium Over Market Price

The consideration of C$0.74 in cash per Common Share (the "Cash Consideration") under the Viston Offer represents a premium of approximately 279% over the closing price of the Common Shares on the TSXV on August 6, 2021, being the last trading day that the Common Shares were traded on the TSXV.

Unlikelihood of Superior Proposal

The Board, with the assistance of Haywood, has taken active steps to assess and solicit strategic alternatives and has attempted to secure a proposal that would be superior to the Viston Offer. However, no superior alternative to the Viston Offer has emerged and Petroteq does not expect a superior alternative to emerge in the near term.

Common Shares Remained Relatively Illiquid

Trading in the Common Shares on the TSXV remained suspended at the time, and there was then no certainty as to when the TSXV would resume trading in the Common Shares.

Certainty of Outcome

The Viston Offer provides 100% cash consideration for the Common Shares and offers Shareholders certainty of value and immediate liquidity.

Possible Decline in Market Price

If the Viston Offer is not successful and another alternative offer with superior financial terms does not emerge, the market price of the Common Shares in the public markets may decline significantly.

Reduces Inherent Business Risk

Based on the strategic review conducted with Haywood, the Viston Offer appears to provide Shareholders with the value inherent in Petroteq's portfolio of projects, assuming they are fully realized, without the long-term risks associated with the development and execution of those projects. Given the relatively early stage of Petroteq's projects, it will be several years before the projects in Petroteq's portfolio reach commercial production, if at all.

Significant Growth Funding Required

Petroteq's projects have significant funding requirements to prove and scale its technology. Petroteq currently has limited cash to fund its necessary capital projects and near-term debt maturities, which will be a further drain on cash. Equity financing sufficient to repay debt and fund the progress of Petroteq's business plan, if available, may be significantly dilutive to Shareholders.

Ability to Respond to Superior Proposals

The Board has reserved the ability to seek out or respond to proposals that may deliver greater value to Shareholders than the Viston Offer. There is nothing to prevent a third party from proposing or making a superior proposal or preclude Petroteq from changing its recommendation.

Recent Tender Offer developments

On February 9, 2022, Viston announced completion of two key regulatory milestones - namely:

• The Hart-Scott-Rodino Act (the "HSR Act") waiting period expired on February 4, 2022. The HSR Act is a key U.S. antitrust act that enables the Federal Trade Commission and the Department of Justice to review proposed merger transactions by requiring the parties to observe a waiting period before closing their transaction.

• The initial review period under the Investment Canada Act also lapsed on February 3, 2022, with no national security related notice being issued, thereby allowing the Viston Offer to proceed under the Canadian foreign investment rules.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Unsolicited takeover bid by Viston United Swiss AG (continued)

Recent Tender Offer developments (continued)

On February 10, 2022, the Company received from Canadian legal counsel to Viston, a copy of an advice (the "Bank Advice") issued by Royal Bank of Scotland on February 7, 2022 confirming that UNIExpress Investment Holdings PLC ("UNIExpress"), as the sending bank acting on behalf of its client Viston, is holding cash funds in the amount of €420,000,000 in favor of the receiving bank's client, Kingsdale Advisors. Kingsdale Advisors has been retained by Viston as the Information Agent and Depository in connection with the tender offer to purchase all of the issued and outstanding common stock of Petroteq. The Bank Advice included confirmation by UNIExpress that the funds were irrevocably blocked and are reserved in favor of Kingsdale Advisors for a period of 45 days.

Viston, as borrower, Mr. Zbigniew Roch (the "Guarantor"), as guarantor, and UNIExpress, as lender, are parties to a long-term debt financing agreement dated October 22, 2021 (the "Financing Agreement"), as amended pursuant to an amended and restated amending agreement dated as of June 16, 2022, and as further amended pursuant to a second amending agreement dated June 29, 2022 (the "Second Financing Agreement Amendment").  Viston has confirmed that the amount now available to Viston under the term loan contemplated by the Financing Agreement, as so amended, is €465,000,000.

The Company announced on February 28, 2022 that it was willing to assist Viston with the Offeror's filings with the Committee on Foreign Investment in the United States ("CFIUS"). On April 6, 2022, the Offeror and Petroteq submitted to CFIUS, via CFIUS's pre-filing process, materials to be included in a voluntary notice (the "CFIUS Notice") to be filed by the Offeror and the Company in connection with the transactions contemplated by the Viston Offer. The purpose of the CFIUS Notice was to obtain a clearance by CFIUS in respect of the Offeror's acquisition of the Company's Common Shares pursuant to the Viston Offer and the subsequent second-step acquisition, if any, by the Offeror of any Common Shares not acquired by it in the Viston Offer (the "Transactions"), as reflected in: (i) a written notice from CFIUS that the Transactions do not constitute a "covered transaction" under relevant government regulations, (ii) a written notice from CFIUS that it has completed its assessment, review, or investigation of the Transactions and has concluded all action under Section 721 of the U.S. Defense Production Act of 1950, as amended (the "DPA"), or (iii) an announcement by the President of the United States, made within the period required by the DPA, of a decision not to take any action to suspend or prohibit the Transactions (each of (i), (ii), or (iii) being a "CFIUS Clearance").

On July 5, 2022, Petroteq, Viston and the Offeror entered into a letter agreement (the "Letter Agreement") in connection with the pending Viston Offer. In the Letter Agreement, Petroteq agreed that, as long as the Viston Offer remains outstanding (as the same may be further amended, varied or otherwise modified) and provided the Petroteq board's recommendation remains unchanged:

• it will not issue any securities under the 2022 Equity Incentive Plan, if approved by Petroteq shareholders at the AGM Meeting, without the prior written consent of the Offeror;

• it will not implement the Consolidation of up to ten common shares into one common share, if approved by Petroteq shareholders at the AGM Meeting, without the prior written consent of the Offeror;

• it will consult with and involve the Offeror in the recruiting and hiring of a new Chief Executive Officer of Petroteq to the Offeror's reasonable satisfaction (including considering in good faith any candidates put forward by the Offeror in the recruitment process) and will, prior to hiring a new CEO, if any, obtain the Offeror's prior written consent to ensure that the selected CEO, if any, is satisfactory to Offeror;

• it will not enter into any new employment or similar arrangement with any employee, including the new CEO, if any, containing any change of control or severance provisions, without the Offeror's prior written consent and any employment or similar arrangement with a new CEO, if entered into prior to completion of the Viston Offer, 1. will be on terms and conditions (including remuneration) consistent with industry standards for CEO's at a publicly listed company in the industry in which Petroteq operates and having regard to the cash resources of Petroteq, 2. shall not contain any bonus, change of control, "golden parachute" or other severance provisions in connection with a termination for any reason whatsoever or resignation following completion of the Offer, unless such terms are consented to in writing by the Offeror, and 3. shall contain an undertaking that the new CEO, if any, will resign if requested by the Offeror in the event the Viston Offer is completed;

• if Petroteq requires additional financing, it will contact the Offeror and Viston first and give them the opportunity to provide any such financing; and

• it will arrange, within 10 days after the Letter Agreement is entered into, for each of its directors to execute an undertaking in favour of Petroteq in a form satisfactory to the Offeror (acting reasonably), which undertaking shall become effective upon the Offeror first taking up and paying all required consideration and amounts for the Petroteq common shares that have been tendered to the  Vistor Offer, pursuant to which:

1. such directors will approve an increase in the size of the Petroteq board forthwith upon being requested to do so in writing by the Offeror,

2. such directors will resign as directors and officers of Petroteq forthwith upon being requested to do so in writing by the Offeror and will, upon receiving payment of all outstanding fees and other amounts owed to them by Petroteq and upon receiving appropriate releases from Petroteq consistent its obligations to officers and directors, provide customary releases to Petroteq with such resignations, and

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Unsolicited takeover bid by Viston United Swiss AG (continued)

Recent Tender Offer developments (continued)

3. the remaining directors will appoint each of the nominees selected by Offeror to fill the vacancies created by the increase in the size of the Petroteq board, if applicable, and such resignations (subject in all cases to such nominees being qualified to act as directors under the requirements of applicable corporate law, securities laws, and the policies of the TSX Venture Exchange), provided that the Offeror will only have a right to require that number of Petroteq directors to resign (and to cause the appointment of nominees selected by the Offeror) that is:

(1) proportionate to the Offeror's share ownership in the Company following the Offeror taking up and paying for the common shares of Petroteq tendered to the Viston Offer, relative to the size of the Petroteq Board (including to the extent increased) at such time, and

(2) in conformity with applicable corporate laws and in accordance with the Company's governing documents. The Letter Agreement became effective on the date thereof and will continue in effect until the earlier of (1) any withdrawal of the Viston Offer by the Offeror, in which case the Letter Agreement will terminate upon the Offeror making a public announcement of its withdrawal, and (2) any change in the recommendation of the Petroteq board, announced in the Supplement to the Original Directors' Circular dated December 29, 2021, that Petroteq shareholders accept the Offer, in which case the Letter Agreement will terminate upon the Petroteq board making a public announcement of its change in recommendation. Nothing in the Letter Agreement constitutes a waiver by the Offeror or Viston of any conditions of the Offer.

The Viston Offer was originally open for acceptance until 5:00 p.m. (Toronto time) on February 7, 2022.  It was extended by successive notices of variation and extension filed by the Offeror with the SEC (by way of amendments to its Schedule TO) and relevant Canadian Securities Administrators, to February 28, 2022, April 14, 2022 and June 17, 2022, to allow additional time for the Offeror to obtain the CFIUS Clearance.

The Offeror filed with the SEC (by way of further amendment to its Schedule TO) and relevant Canadian Securities Administrators a notice of variation and extension dated June 17, 2022 (the "Fourth Notice of Extension") which extended the time for acceptance of the Viston Offer to 5:00 pm (Toronto time) on July 22, 2022, and announced that it was mailing the Fourth Notice of Extension to the Company's registered shareholders.  The Offeror disclosed that it was doing so in part to:

1. allow additional time for the Offeror to obtain the CFIUS Clearance;

2. allow the Offeror time to  assess the implications of the SEC Order (as defined below); and

3. add the following new conditions (the "SEC Order Conditions") under Section 4 of the Viston Offer:

"(o)  the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information and data underlying and relating to the Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order and Notice of Hearing issued by the SEC on June 13, 2022 (the "SEC Order") and any interactions with any other securities regulatory authority (such as the Ontario Securities Commission) or stock exchange (such as the TSX-V), including without limitation unrestricted access to Petroteq's legal counsel involved in these matters, to Petroteq's Regulatory Oversight and Advisory Committee (the 'ROC') and to the SEC and such other securities regulatory authorities and stock exchanges, and the Offeror shall be reasonably satisfied upon completion of its review of such information and data, that such information and data does not reveal a change, event, occurrence or state of facts that is or would reasonably be expected to (i) expose Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity) to material liability for violations of any securities Laws applicable to Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity), (ii) impose a material burden on Petroteq's ability to engage in its business as currently conducted or to raise future capital, or (iii) impair, in any material manner, the ability of Viston and the Offeror to implement and execute their plans for Petroteq's business following the acquisition of Common Shares pursuant to the [Viston] Offer; and

(p) other than as disclosed in the SEC Order, none of Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity) shall have violated, or be the subject of any allegation or investigation with respect to the violation of any securities Laws applicable to Petroteq, its subsidiaries or any of their respective current or directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity)."

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Unsolicited takeover bid by Viston United Swiss AG (continued)

Recent Tender Offer developments (continued)

On July 22, 2022, the Offeror filed with the SEC (by way of further amendment to its Schedule TO) and relevant Canadian Securities Administrators a notice of extension dated July 22, 2022 (the "Fifth Notice of Extension") extending the time for acceptance of the Viston Offer to 5:00 pm (Toronto time) on September 9, 2022 (the "Expiry Time"), and announced that it was mailing the Fifth Notice of Extension to the Company's registered shareholders.  The Offeror disclosed that it was doing so in order to: (a) allow additional time for the Offeror to obtain the CFIUS Clearance; and (b) allow the Offeror time to  assess the implications of the SEC Order (as defined below) and review information and documents from the Company relating thereto, in connection with the Offeror's conditions to the Viston Offer.

In the Fifth Notice of Extension, the Offeror confirmed that if any of the conditions to the Viston Offer have not been satisfied by the Expiry Time (including in particular, if the CFIUS Clearance has not been obtained by the Expiry Time or if the SEC Order Conditions have not been satisfied by the Expiry Time, the Offeror may extend the Viston Offer through one or more extensions until the date on which the conditions to the Offer have been satisfied or the Offeror may withdraw the Viston Offer.

Pursuant to the terms of the Second Financing Agreement Amendment, UNIExpress and Viston had agreed to amend the Financing Agreement to remove the obligation of the Guarantor to personally guarantee the obligations of Viston under the Financing Agreement, and in replacement thereof, the Guarantor and UNIExpress had agreed to put in place a surety insurance bond (the "Insurance Bond") in form and substance acceptable to UNIExpress.  In the Fifth Notice of Extension and related press release the Offeror and Viston clarified that: (a) based on inquiries, including from the Company's counsel on July 19, 2022, it has come to the attention of Viston that the effective date of the Second Financing Agreement Amendment and the Insurance Bond require clarification; (b) the Second Financing Agreement Amendment expressly states that it becomes effective on the date on which UNIExpress has received and is satisfied that the Insurance Bond has become fully effective and binding, UNIExpress has received an executed copy of the insurance certificate in the form appended to the Second Financing Agreement Amendment, and UNIExpress has received confirmation of the initial premium payment having been made; (c) Viston expects this to occur when the proceeds to be advanced under the term loan under the Financing Agreement are first drawn down by Viston, with the initial premium for the Insurance Bond to be paid at that time; (d) an executed copy of the insurance certificate has not been issued by the insurer and is not expected to be issued until Viston is ready to draw down under the term loan under the Financing Agreement, at which time the Guarantor will be relieved of his obligations to personally guarantee the obligations of Viston under the Financing Agreement. An amended and restated copy of the Second Financing Agreement Amendment clarifying these matters has filed as an Exhibit to Amendment No. 13 to the Offeror's Schedule TO, as filed with the SEC on July 22, 2022.

Settlement with Securities and Exchange Commission

The Company and its former officer and director, Alex Blyumkin, have each reached settlements with the SEC to fully resolve an investigation into certain violations by the Company and Mr. Blyumkin, and, under the terms of the settlement, the Company and Mr. Blyumkin neither admit nor deny the SEC's findings outlined in the SEC order dated June 13, 2022 (the "SEC Order") instituting cease-and-desist proceedings pursuant to Section 8A of the U.S. Securities Act and Section 21C of the Exchange Act.

Pursuant to the terms of the settlement, the Company has undertaken to: (a) within 90 days, remediate and correct (i) any material weaknesses in its disclosure controls and procedures and its internal control over financial reporting, including those identified in its Form 10-K filed with the SEC for the Company's fiscal year 2021 and those identified in writing by its independent auditor, and (ii) any material misstatements and omissions in the Company's prior Forms 10-K and 10-Q filings with the SEC, including those outlined in the SEC Order; and (b) retain an independent consultant ("Independent Consultant") to conduct a comprehensive review of the items identified in (a) above. In addition, within 120 days, the Independent Consultant shall deliver a written report to the Company and the SEC. The Company has also been ordered to pay a civil penalty of US$1,000,000 to the SEC in four equal instalments over a 12-month period.

Pursuant to the terms of the settlement, Mr. Blyumkin has been ordered to pay a civil penalty of US$450,000 to the SEC in four equal instalments over a 12-month period.

A full copy of the SEC Order can be viewed on the SEC's website, at https://www.sec.gov/litigation/admin/2022/34-95089.pdf.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

2. BASIS OF PREPARATION

a) Statement of compliance

The Corporation prepares its condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as defined in the Chartered Professional Accountants Canada Handbook (the "CPA Canada Handbook"). The CPA Canada Handbook incorporates International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended August 31, 2021.

Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these condensed consolidated financial statements are based on IFRS issued and outstanding as of May 31, 2022.

b) Basis of measurement

The condensed consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation's accounting policies in the audited consolidated financial statements for the year ended August 31, 2021.

c) Functional and presentation currency

These condensed consolidated financial statements are presented in U.S. dollars, which is the Corporation's functional currency.

d) Basis of consolidation

These condensed consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control. All significant inter-company accounts and transactions have been eliminated in the condensed consolidated financial statements. The entities included in these condensed consolidated financial statements are as follows:

Entity	% of Ownership	Jurisdiction
Petroteq Energy Inc.	Parent	Canada
Petroteq Energy CA, Inc.	100%	USA
Petroteq Oil Recovery, LLC	100%	USA
TMC Capital, LLC	100%	USA
Petrobloq, LLC	100%	USA

The condensed consolidated financial statements were authorized for issue by the Board of Directors on July 29, 2022.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Estimates

The preparation of the condensed consolidated financial statements requires the Company to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company continually evaluates its estimates, including those related to recovery of long-lived assets. The Company bases its estimates on historical experience and on other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Company's reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the unaudited condensed consolidated financial statements. Significant estimates include the following;

● the useful lives and depreciation rates for intangible assets and property, plant and equipment;

● the carrying and fair value of oil and gas properties and product and equipment inventories;

● all provisions;

● the fair value of reporting units and the related assessment of goodwill for impairment, if applicable;

● the fair value of intangibles other than goodwill;

● income taxes and the recoverability of deferred tax assets

● legal and environmental risks and exposures; and

● general credit risks associated with receivables, if any.

b) Foreign currency translation adjustments

The Company's reporting currency and the functional currency of all its operations is the U.S. dollar. Assets and liabilities of the Canadian parent company are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Income, expenses and cash flows are translated using an average exchange rate during the reporting period. Since the reporting currency as well as the functional currency of all entities is the U.S. Dollar there is no translation difference recorded.

c) Revenue recognition

Revenue from hydrocarbon sales

Revenue from hydrocarbon sales include the sale of hydrocarbon products and are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, control has transferred and collectability of the revenue is probable. The Company's performance obligations are satisfied at a point in time. This occurs when control is transferred to the purchaser upon delivery of contract specified production volumes at a specified point. The transaction price used to recognize revenue is a function of the contract billing terms. Revenue is invoiced, if required, upon delivery based on volumes at contractually based rates with payment typically received within 30 days after invoice date. Taxes assessed by governmental authorities on hydrocarbon sales, if any, are not included in such revenues, but are presented separately in the consolidated comprehensive statements of loss and comprehensive loss.

Transaction price allocated to remaining performance obligations

The Company does not anticipate entering into long-term supply contracts, rather it expects all contracts to be short-term in nature with a contract term of one year or less. The Company anticipates that with respect to the contracts it will enter into, each unit of product will typically represent a separate performance obligation; therefore, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

Contract balances

The Company does not anticipate that it will receive cash relating to future performance obligations. However if such cash is received, the revenue will be deferred and recognized when all revenue recognition criteria are met.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Revenue recognition (continued)

Disaggregation of revenue

The Company has limited revenues to date. Disaggregation of revenue disclosures can be found in Note 24.

Customers

The Company anticipates that it will have a limited number of customers which will make up the bulk of its revenues due to the nature of the oil and gas industry.

d) General and administrative expenses

General and administrative expenses will be presented net of any working interest owners, if any, of the oil and gas properties owned or leased by the Company.

e) Share-based payments

The Company may grant stock options to directors, officers, employees and others providing similar services. The fair value of these stock options is measured at grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share-based compensation expense is recognized on a straight-line basis over the period during which the options vest, with a corresponding increase in equity.

The Company may also grant equity instruments to consultants and other parties in exchange for goods and services. Such instruments are measured at the fair value of the goods and services received on the date they are received and are recorded as share-based compensation expense with a corresponding increase in equity. If the fair value of the goods and services received are not reliably determinable, their fair value is measured by reference to the fair value of the equity instruments granted.

f) Income taxes

Income tax expense or recovery comprises current and deferred income tax. Income tax expense or recovery is recognized in income or loss except to the extent that it relates to items recognized directly in shareholders' equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Deferred income tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting income nor taxable income. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are only offset when they are within the same legal entity and same tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.

g) Net income (loss) per share

Basic net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding during the period.

Diluted net income (loss) per share is computed on the basis of the weighted average number of common shares and common share equivalents outstanding. Dilutive securities having an anti-dilutive effect on diluted net income (loss) per share are excluded from the calculation.

Dilution is computed by applying the treasury stock method for stock options and share purchase warrants. Under this method, "in-the-money" stock options and share purchase warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common shares at the average market price during the period.

h) Cash and cash equivalents

The Company considers all highly liquid investments with original contractual maturities of three months or less to be cash equivalents.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i) Accounts receivable

The Company had minimal sales during the period of which all proceeds were collected therefore there are no accounts receivable balances.

j) Oil and gas property and equipment

The Company follows the successful efforts method of accounting for its oil and gas properties. Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized.

Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs that find reserves that cannot be classified as proved when development is completed, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future appraisal development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by an equivalent unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated over proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the DD&A rate (amortizable base divided by beginning of period proved reserves) to current period production.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field or which result in a significant alteration of the common operating field's DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of loss and comprehensive loss. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties.

k) Other property and equipment

Depreciation and amortization of other property and equipment, including corporate and leasehold improvements, are provided using the straight-line method based on estimated useful lives ranging from three to ten years. Interest costs incurred and attributable to major corporate construction projects are also capitalized.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Asset retirement obligations and environmental liabilities

The Company recognizes liabilities for retirement obligations associated with tangible long-lived assets, such as producing sites when there is a legal obligation associated with the retirement of such assets and the amount can be reasonably estimated. The initial measurement of an asset retirement obligation is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated property and equipment on the condensed consolidated statements of financial position. When the assumptions used to estimate a recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the asset retirement cost. The Company's asset retirement obligations also include estimated environmental remediation costs which arise from normal operations and are associated with the retirement of such long-lived assets. The asset retirement cost is depreciated using a systematic and rational method similar to that used for the associated property and equipment.

m) Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company's accounting policy for property and equipment.

n) Fair value measurements

Certain of the Company's assets and liabilities are measured at fair value at each reporting date. Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants. This price is commonly referred to as the "exit price." Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

● Level 1 - Inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

● Level 2 - Inputs consist of quoted prices that are generally observable for the asset or liability. Common examples of Level 2 inputs include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in markets not considered to be active.

● Level 3 - Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

o) Financial instruments

Classification and Measurement

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on their context within the Company's business model and the characteristics of the contractual cash flows as described below:

Financial Assets	Subsequent Measurement
Cash	Amortized cost
Trade and other receivables	Amortized cost
Notes receivable	Amortized cost
Prepaid expenses and other current assets	Amortized cost

Financial liabilities
Accounts payable	Amortized cost
Accrued expenses	Amortized cost
Ore sale advances	Amortized cost
Promissory notes payable	Amortized cost
Convertible debentures	Amortized cost
Federal relief loans	Amortized cost
Finance lease liabilities	Amortized cost
Operating lease liabilities	Amortized cost
Derivative assets and liabilities	Fair value thorough statement of loss and comprehensive loss

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o) Financial instruments (continued)

Derivative assets and liabilities

Derivative instruments executed by the Company to manage market risk are classified as fair value through the statement of loss and comprehensive loss are recorded on the Consolidated Statement of Financial Position as derivatives assets and liabilities measured at fair value. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics, risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not measured at fair value through the statement of loss and comprehensive loss. Gains and losses on derivative instruments are recorded as gains and losses on derivatives in the Consolidated Statement of loss and comprehensive loss in the period they occur. Gains and losses on derivative instruments are comprised of cash receipts and payments associated with periodic settlement that occurs over the life of the instrument, and non‐cash gains and losses associated with changes in the fair values of the instruments, which are remeasured at each reporting date.

Impairment of Financial Assets

The Company applies an expected credit loss ("ECL") to financial assets measured at amortized cost and debt investments measured at fair value through other comprehensive income (loss). For the Company's financial assets measured at amortized cost, loss allowances are determined based on the ECL over the asset's lifetime. ECLs are a probability‐weighted estimate of credit losses, considering possible default events over the expected life of a financial asset. ECLs are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive) over the life of the financial asset, discounted at the effective interest rate specific to the financial asset.

p) Comparative amounts

The comparative amounts presented in these condensed consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

4. GOING CONCERN

The Company has incurred losses for several years and, at May 31, 2022, has an accumulated deficit of $115,152,612 (August 31, 2021 - $100,138,592) and working capital deficiency of $2,608,330 (August 31, 2021 deficiency of $(6,264,427)). These condensed consolidated financial statements have been prepared on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing, which it is currently in the process of obtaining. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These condensed consolidated financial statements do not reflect the adjustments or reclassifications that would be necessary if the Company were unable to continue operations in the normal course of business.

5. NOTES RECEIVABLE

The Company's notes receivables consist of:

			Principal due	Principal due
	Maturity Date	Interest Rate	May 31, 2022	August 31, 2021
Notes Receivable - Related Party
Manhatten Enterprises	March 16, 2020	5%	$76,000	$76,000
Interest accrued			19,802	16,959
			$95,802	$92,959
Notes Receivable
Deweast Limited	January 31, 2022	-	-	$200,000
Unhide Inc	September 30, 2021	-	-	230,000

			$-	$430,000

Manhatten Enterprises - Related Party

The Company advanced Manhatten Enterprises the sum of $76,000 pursuant to a promissory note on March 16, 2017. The note, which bears interest at 5% per annum, matured on March 16, 2020. The Note has reached its maturity date, management has undertaken to enter into a new agreement or extend the terms of the existing agreement, there have been no successful negotiations to date.

Manhatten Enterprises is controlled by the interim Chief Executive Officer and director of the Company, Dr. Vladimir Podlipsky.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

5. NOTES RECEIVABLE (continued)

Deweast Limited

On August 31, 2021, in terms of an unsecured loan agreement entered into with Deweast Limited ("Deweast") the Company advanced the sum of $200,000 to Deweast, maturing on January 31, 2022. On or before the maturity date Deweast agreed to repay the Company $220,000. In the event that Deweast fails to repay the amount due on maturity date the full balance owing at maturity will accrue interest at 10% per annum until paid in full.

The principal sum of $200,000 plus accrued interest of $20,000 was repaid during the current year.

Unhide, Inc.

On August 31, 2021, in terms of an unsecured loan agreement entered into with Unhide Inc. ("Unhide") the Company advanced the sum of $230,000 to Unhide, maturing on September 30, 2021. On or before the maturity date Unhide agreed to repay the Company $238,000. In the event that Unhide fails to repay the amount due on maturity date the full balance owing at maturity will accrue interest at 10% per annum until paid in full.

The principal sum of $230,000 plus accrued interest thereon of $8,000 was repaid during the current year.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Included in prepayments and other current assets are cash deposits of $1,907,000 (acting through its wholly owned subsidiary, TMC Capital LLC ("TMC"), for the acquisition of 100% of the operating rights under U.S. federal oil and gas leases, administered by the U.S. department of Interiors' Bureau of Land Management in Garfield and Wayne Counties covering approximately 8,480 gross acres in P.R. Springs and the Tar Sands Triangle within the State of Utah. The total consideration of $3,000,000 has been partially settled by a cash payment of $1,907,000, with the balance of $1,093,000 still outstanding.

In terms of a letter agreement dated April 17, 2020 between the transferor of the oil and gas leases and TMC, as transferee, due to uncertainty as to whether all of the 10 leases which the Company had initially paid deposits for are available, an adjustment to the purchase price has been agreed upon as follows: (i) should all 10 of the leases be available, the Company will pay the additional $1,093,000 for the rights under the leases; (ii) if only a portion of the leases ranging from 4 to 9 of the leases are available, the Company will adjust the final purchase price of the leases to between $1.5 million and $2.5 million; and (iii) notwithstanding the above, if after a period of 7 years from April 17, 2020, if at least six of the leases are not available to the Company, then the Company may demand a refund of $1.2 million or instruct the Seller to acquire other leases in the same area for up to $1.2 million.

In addition, included in prepayments and other current assets is an amount of $500,000 paid during the period July 8, 2021 and August 11, 2021, in terms of the agreements governing reciprocal assignment of mineral leases dated as of October 15, 2021 under which TMC and POR agreed to; (i) assign all of its interest in the TMC mineral leases and the short term mining lease dated August 10, 2020 as amended on July 1, 2021, sub-leased from Valkor and two mineral leases entered into between SITLA, as lessor, and POR, as lessee, covering lands in Asphalt Ridge that largely adjoin the lands held under the TMC Mineral Lease, and Valkor agreed to assign to TMC Capital LLC, the record lease title and all of its rights and interest under three SITLA Utah state oil sands leases located in an area referred to as "Asphalt Ridge Northwest" in Uintah County Utah.

The assignment of the SITLA leases are subject to approval by SITLA before the agreement comes into effect.

As of May 31, 2022, the Company has paid retainers to lawyers of $308,200 for administrative matters it is currently defending.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

7. MINERAL AND OIL SANDS RIGHTS AND LEASES

	TMC	SITLA	BLM
	Mineral	Mineral	Mineral
	Lease	Lease	Lease	Total
Cost
August 31, 2020	$11,091,388	$19,755	$23,800,000	$34,911,143
Additions	-	-	-	-
August 31, 2021	11,091,388	19,755	23,800,000	34,911,143
Additions	-	-	-	-
May 31, 2022	$11,091,388	$19,755	$23,800,000	$34,911,143

Accumulated Amortization
August 31, 2020, 2021 and May 31, 2022	$-	$-	$-	$-

Carrying Amounts
August 31, 2020	$11,091,388	$19,755	$23,800.000	$34,911,143
August 31, 2021	$11,091,388	$19,755	$23,800,000	$34,911,143
May 31, 2022	$11,091,388	$19,755	$23,800,000	$34,911,143

(a) Private Leases & Mineral Rights

Through its acquisition of TMC Capital in June 2015, Petroteq indirectly acquired certain mineral rights under the TMC Mineral Lease, which encompassed approximately 1,229.82 acres of land in the Temple Mountain area of Asphalt Ridge in Uintah County, Utah. On or about August 10, 2020, the TMC Mineral Lease in its original form was terminated and a new Short-Term Mining Lease, dated the same date, was entered into between Asphalt Ridge, Inc., as lessor, and Valkor, LLC, ("Valkor") as lessee. Valkor and TMC Capital thereafter entered into a Short-Term Mining and Mineral Sublease dated August 20, 2020, in which all of Valkor's rights and interests under the Short-Term Mining Lease were subleased to TMC Capital.

In October 2021, pursuant to an agreement providing for an exchange of mineral leases among TMC Capital and POR, on the one hand, and Valkor Energy Holdings, LLC  on the other, TMC Capital assigned and transferred to Valkor Energy all of TMC Capital's remaining interests in the TMC Mineral Lease and in the Short-Term Mining Lease.  In a separate transaction, Valkor Energy granted to TMC Capital the right to participate, at up to a 50% working interest, in any future exploratory, mining or production operation involving oil sands or other minerals conducted by Valkor Energy on the lands included within the TMC Mineral Lease or the Short-Term Mining Lease.

TMC Capital and Valkor are currently in the process of discontinuing operations on the TMC Mineral Lease and the Short-Term Mining Lease and are engaged in reclamation activities on the lands covered by these leases as required by the TMC Mineral Lease and by regulations administered by the Utah Department of Oil, Gas and Minerals ("UDOGM"). TMC Capital's decision to discontinue operations on the TMC Mineral Lease (now terminated) and its sublease under the Short-Term Mining Lease was made as part of Petroteq's decision to shift the focus of its oil sands development opportunities to certain recently acquired Indago (SITLA) Leases (defined below) located further north along Asphalt Ridge in an area called Asphalt Ridge Northwest (see discussion of the Utah State (SITLA) leases below).

With the decision to discontinue operations on lands covered by the TMC Mineral Lease and the Short-Term Mining Lease, the Company and Valkor have also discontinued operations at the Asphalt Ridge Plant. Petroteq is currently evaluating different options for continued use of the Plant, including potentially relocating the Plant to lands included within the recently acquired Utah State (SITLA) leases located in Asphalt Ridge Northwest.

(b) Utah State (SITLA) Oil Sands Leases

In June 2018, Petroteq, acting through POR, acquired the record lease title and all of the operating rights to produce oil from oil sands resources under two Utah State mineral leases entitled "Utah State Mineral Lease for Bituminous-Asphaltic Sands", each dated June 1, 2018, between the State of Utah's School and Institutional Trust Land Administration ("SITLA"), as lessor, and POR, as lessee, covering lands consisting of approximately 1,351.91 acres that largely adjoin the lands covered by the TMC Mineral Lease. In March 2019, a third SITLA Lease was acquired by Petroteq that added 39.97 acres to the mix in the Temple Mountain area of Asphalt Ridge.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

7. MINERAL AND OIL SANDS RIGHTS AND LEASES (Continued)

(b) Utah State (SITLA) Oil Sands Leases (continued)

In June 2018, Petroteq, acting through POR, acquired

In October 2021, TMC Capital, POR and Valkor Energy entered an Agreement Governing Reciprocal Assignment of Mineral Leases dated October 15, 2021 (the "Exchange Agreement") under which (1) POR (and Petroteq) assigned and transferred to Valkor Energy all of their respective interests in the TMC Mining Lease, the Short-Term Mining Lease and the three undeveloped Utah State (SITLA) leases acquired by Petroteq and POR in 2018-2019 (collectively, the "Temple Mountain Leases"), (2) Valkor Energy assigned and transferred to TMC Capital three Utah State (SITLA) leases located in the Asphalt Ridge Northwest area (collectively, the "Indago (SITLA) Leases"), and (3) TMC Capital assigned to Valkor Energy all of the operating rights under the Indago (SITLA) Leases at depths of 500 feet or more from the surface, with TMC Capital reserving the right, at its option, to participate at up to a 50% working interest, in any exploratory or production operation conducted by Valkor Energy at the depths authorized under the assignment.

The Lease Exchange was structured as a "like-kind exchange", with Petroteq paying "boot" of $500,000 to Valkor Energy. Each assignment of the Utah State (SITLA) leases executed and delivered under the terms of the Lease Exchange was made subject to the approval of SITLA in accordance with Utah regulations governing SITLA's management of mineral and oil sands leases encompassing lands owned by the State of Utah.

On July 11, 2022, SITLA approved the assignments of Utah State (SITLA) leases that were executed in October 2021 under the terms of the Lease Exchange, including (1) Petroteq and POR's assignment to Valkor Energy of the three leases covering lands located near Temple Mountain, and (2)  Valkor Energy's assignment to TMC Capital of the Indago (SITLA) Leases. As a result of SITLA's approval, TMC Capital now holds and controls the record title and all of the operating rights under the Indago (SITLA) Leases, subject to the assignment of "deep rights" in the leases to Valkor (with TMC Capital retaining a 50% participation right in any operation conducted by Valkor in oil sands deposits or reservoirs located more than 500 feet from the surface).

As a result of TMC Capital's acquisition of the Indago (SITLA) Leases, Petroteq has initiated a shift in the area of its planned oil sands development activities from the Temple Mountain area to the northern part of Asphalt Ridge, including the Asphalt Ridge Northwest area. This new focus, which the Company refers to as "Asphalt Ridge Phase 2" or the "Indago Project" is currently in the planning stages which, during the next 8-12 months, will consist of selection of mine sites within the Indago (SITLA) Leases, the completion of a design package for a 5,000 barrel/oil per day oil extraction and processing plant that will utilize the Petroteq Oil Recovery Technology, and the commencement of activities design to obtain the capital and funding required to construct a new 5,000 barrel/oil per day processing plant.

(c) U.S. (BLM) Oil & Gas Leases and Conversion Rights

Onshore oil and gas leases covering lands owned or controlled by the U.S. are administered by the Bureau of Land Management ("BLM"), a department within the U.S. Department of the Interior, under the Mineral Leasing Act of 1920 ("MLA"). However, prior to November 16, 1981, the definition of "oil" under the MLA and in all then existing U.S. oil and gas leases excluded tar sands, oil sands, oil shale and other similar mineral and geologic deposits and structures impregnated with hydrocarbons consisting primarily of bitumen and heavy oil.  As a result, all U.S. onshore oil and gas leases issued by the BLM prior to November 16, 1981 did not (and do not) permit exploration and production of oil from oil sands and bituminous deposits and structures.

To remedy the problem associated with the definition of "oil" in U.S. onshore oil and gas leases - and to promote the development and production of crude oil from oil sands resources in the United States - Congress enacted the Combined Hydrocarbon Leasing Act of 1981 (the "CHL Act") to amend the MLA. Under the CHL Act, the definition of "oil" in the MLA was amended to include "all nongaseous hydrocarbon substances other than those leasable as coal, oil shale or gilsonite", which meant that all new U.S. oil and gas leases issued after the enactment of the CHL Act would authorize the exploration and production of crude oil from oil sands.  In addition, under the CHL Act, lessees under any U.S. oil and gas lease issued prior November 16, 1981, the effective date of the CHL Act, and located within "Special Tar Sands Area" or "STSA" designated by the Department of Interior became entitled to convert the lease to a new Combined Hydrocarbon Lease ("CHL") issued by the BLM.  Each new CHL would include one or more pre-1981 leases - with the total acreage of each CHL capped at 5,120 acres - with a term consisting of a primary term of 10 years and that would continue thereafter as long as oil or gas is being produced from the CHL in "paying quantities".

Following the enactment of the CHL Act, and to implement the mandate by Congress, the Department of Interior designated 11 geographic areas of the U.S. as "Special Tar Sands Areas" based on a determination that such areas contain substantial oil sands deposits. All 11 of the STSA's designated by the Department of Interior are located in the State of Utah. Two of the largest STSAs are P.R. Spring, located in eastern Utah (Uintah and Wayne Counties) and the Tar Sands Triangle, located in the far southeastern area of Utah.

Under the CHL Act, to obtain the conversion rights granted by federal law, lessees under pre-1981 U.S. oil and gas leases were required to submit to BLM, on or before November 16, 1983, a written application to convert their leases to CHLs (referred to as a "CHL Application") along with an operating plan for the development of oil sands resources existing within the leases converted to CHLs.  If a CHL Application was timely submitted to BLM and was "accepted" by BLM as being in compliance with the requirements under the CHL Act, the conversion rights granted by federal law became attached to each lease covered by the CHL Application and became vested statutory right.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

7. MINERAL AND OIL SANDS RIGHTS AND LEASES (Continued)

(c) U.S. (BLM) Oil & Gas Leases and Conversion Rights (continued)

I. The P.R. Spring Lease and TST-1 Leases (Block A Leases)

On January 18, 2019, TMC Capital acquired from Momentum Asset Partners I, LLC, a Nevada limited liability company ("MAP I"), a 50% undivided interest in the oil sands operating rights - along with the corresponding federal conversion rights granted when the CHL Applications covering the leases had been accepted by BLM - in five U.S. onshore oil and gas leases covering approximately 5,960 acres (2,980 net acres) located within the P.R. Spring STSA and the Tar Sands Triangle STSA (the "Block A Leases").  As the consideration for an undivided 50% of the federal conversion rights under pending CHL Applications and the associated oil sands operating rights, TMC Capital paid a total of $10,800,000, consisting $1,800,000 in cash and the issuance of 15,000,000 shares of Petroteq common stock at an issue price of $0.60 per share.

On July 22, 2019, the TMC Capital acquired the remaining 50% undivided interest in the oil sands operating rights - along with the corresponding federal conversion rights granted when the CHL Applications covering the leases had been accepted by BLM - in the Block A Leases located within the P.R. Springs STSA and the Tar Sands Triangle STSA. As the consideration for remaining 50% undivided interest in the federal conversion rights under pending CHL Applications and the associated oil sands operating rights in the Block A Leases, TMC Capital paid a total of $13,000,000, consisting of $1,000,000 (of which $900,000 has been paid) and the issuance of 30,000,000 shares of Petroteq common stock at an issue price of $0.40 per share.

With respect to one of the Block A Leases, identified in BLM's records as having Serial Lease No. U-38071, BLM has decided to remove the lease from the CHL Application originally filed by Exxon Corporation and Enercor, Inc. in 1983 under the CHL Act and determined to be complete by BLM as of May 22, 1984. TMC Capital derives ownership of the federal conversion rights and the associated oil sands operating rights from the record title to the lease held by Exxon (which included all of the federal conversion rights under Exxon's CHL Application) and assigned to Enercor in 2009, with Exxon's registration of the assignment of record title to Enercor having been accepted by BLM in 2010.

BLM's decision to exclude the PR Spring lease from the 1983 Exxon CHL application appears to be based on a unilateral decision by a private company - which BLM has erroneously identified in its administrative records as the record title owner of the lease - to have the lease removed from the 1983 Exxon CHL application. Our records show that Exxon's assignment of "oil and gas" rights under the lease in 1990 and 1991 to other oil companies did not include an assignment Exxon's conversion rights under its 1983 CHL Application and expressly reserved from the assignment all of the oil sands operating rights held by Exxon by virtue of its 1983 CHL Application.  Then, in 2009, to discharge its obligations to Enercor, Inc. ("Enercor") under a 1983 agreement, Exxon assigned and transferred to Enercor all of its rights under various CHL Applications, along with all oil sands operating rights, in various leases, including Serial Lease No. 38071.  To implement Exxon's 2009 assignment to Enercor, Exxon executed an assignment of record title in Serial Lease No. U-38071 to Enercor that was accepted by BLM.  Enercor is the predecessor-in-title to TMC Capital in the chain of subsequent assignments and conveyances of federal conversion rights under the 1983 Exxon CHL Application and the associated oil sands operating rights existing in and under Serial Lease No. U-38071.

We have determined, from title reports and land records, that the BLM has made an administrative and legal error in excluding Serial Lease No. U-38071 from any new CHL issued pursuant to the 1983 Exxon CHL application. We anticipate that BLM's error will be corrected as we move our BLM leases through the BLM administrative registration process, a process that will ensure that BLM's actions are corrected if they are determined to have been erroneously made. However, if for any reason the Company is unsuccessful in obtaining a reversal of BLM's decision, we will at that time conduct a full impairment analysis to determine the extent to which the value of Serial Lease No. U-38071 has been permanently impaired by the BLM decision.

II. Tar Sands Triangle (TST-2) Leases (Block B Leases)

On December 12, 2019, TMC Capital acquired from Momentum Asset Partners II, LLC, a Nevada limited liability company ("MAP II"), a 100% interest in the oil sands operating rights - along with the corresponding federal conversion rights granted when the CHL Applications covering the leases had been accepted by BLM -  in four "active" U.S. onshore oil and gas leases and six "closed" oil and gas leases covering, in the aggregate, approximately 8,480 gross acres located in the Tar Sands Triangle STSA in Garfield and Wayne Counties, Utah (the "Block B Leases").  As this transaction was originally structured, the total consideration to be paid by TMC Capital for the federal CHL conversion rights and associated oil sands operating rights in the Block B Leases was $3,000,000.

Between March 14, 2019 and May 31, 2022, the Company made cash deposits of $1,907,000 (acting through TMC Capital) for the interests in the Block B Leases, which was included in prepaid expenses and other current assets on the condensed consolidated statements, with a balance of $1,093,000 still outstanding but subject to adjustment.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

7. MINERAL AND OIL SANDS RIGHTS AND LEASES (Continued)

(c) U.S. (BLM) Oil & Gas Leases and Conversion Rights (continued)

II. Tar Sands Triangle (TST-2) Leases (Block B Leases) (continued)

In a letter agreement dated April 17, 2020 between TMC Capital and MAP II, entered into because of uncertainty as to whether all of the 10 of the Block B Leases for which the Company had initially paid deposits would be considered "active" by BLM and included in a new CHL pursuant to a CHL Application that had been timely submitted to BLM.  For that reason, under the letter agreement, the parties agreed to adjust the purchase price as follows: (a) should all 10 of the leases be determined to be "active" (or subject to reopening by BLM) and included in CHLs, TMC Capital will be obligated to balance the additional $1,093,000 as originally agreed for the interests in the Block B Leases; (b) if only a portion of the Block B Leases - ranging from 4 to 9 of the leases - are determined to be "active" (or subject to reopen) and are included one or more CHLs issued by BLM, the final purchase price of the leases will be between $1.5 million and $2.5 million (depending on the actual number of the leases included within a CHL); and (c) notwithstanding the above, if after a period of 7 years from April 17, 2020, at least six of the Block B Leases are not determined to be active and are not included one or more CHLs, TMC Capital will be entitled to a refund of $1.2 million or may instruct MAP II to acquire CHL conversion rights and oil sands operating rights under other leases in the same area for having a value of up to $1.2 million.

Under the terms of the April 17, 2020 letter agreement, the final purchase price will be determined for TMC Capital's acquisition of the CHL conversion rights and associated oil sands operating rights once it is determined whether and how many of the Block B Leases are included in a CHL issued by BLM.

8. PROPERTY, PLANT AND EQUIPMENT

	Oil Extraction Plant	Other Property and Equipment	Total
Cost
August 31, 2020	$37,627,885	$438,860	$38,066,745
Additions	5,512,715	-	5,512,715
August 31, 2021	43,140,600	438,860	43,579,460
Additions	-	3,506	3,506
May 31, 2022	$43,140,600	$442,366	$43,582,966

Accumulated Amortization
August 31, 2020	$2,148,214	$336,019	$2,484,233
Additions	-	45,810	45,810
August 31, 2021	2,148,214	381,829	2,530,043
Additions	-	34,634	34,634
May 31, 2022	$2,148,214	$416,463	$2,564,677

Carrying Amount
August 31, 2020	$35,479,671	$102,841	$35,582,512
August 31, 2021	$40,992,386	$57,031	$41,049,417
May 31, 2022	$40,992,386	$25,903	$41,018,289

Oil Extraction Plant

In June 2011, the Company commenced the development of an oil extraction facility on its mineral lease in Maeser, Utah and entered into construction and equipment fabrication contracts for this purpose. On September 1, 2015, the first phase of the plant was completed and was ready for production of hydrocarbon products for resale to third parties. During the year ended August 31, 2017 the Company began the dismantling and relocating the oil extraction facility to its TMC Mineral Lease facility to improve production and logistical efficiencies while continuing its project to increase production capacity to a minimum capacity of 400-500 barrels per day. TMC and Valkor are currently in the process of discontinuing operations on the TMC Mineral Lease and the Short-Term Mining Lease and are engaged in reclamation activities on the lands covered by these leases as required by the TMC Mineral Lease and by regulations administered by the UDOGM. TMC is relocating its operations to certain recently acquired Indago (SITLA) Leases located further north along Asphalt Ridge in an area called Asphalt Ridge Northwest.

Included in the cost of construction is capitalized borrowing costs as at May 31, 2022 and August 31, 2021 of $4,421,055. No borrowing costs were capitalized for the nine months ended May 31, 2022 and the year ended August 31, 2021.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

8. PROPERTY, PLANT AND EQUIPMENT (continued)

Oil Extraction Plant (continued)

The Company will record depreciation on the basis of the expected production of the completed plant at various capacities. No amortization has been recorded during the nine months ended May 31, 2022 and for the year ended August 31, 2021 .

9. LEASES

The Company entered into a real property lease for office space located at 15315 Magnolia Blvd., Sherman Oaks, California. The lease commenced on September 1, 2019 and expires on August 31, 2024, monthly rental expense is $4,941 per month with annual 3% escalations during the term of the lease.

The initial value of the right-of-use asset was $245,482 and the operating lease liability was $245,482. The Company monitors for events or changes in circumstances that require a reassessment of our lease. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding right-of-use asset unless doing so would reduce the carrying amount of the right-of-use asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative right-of-use asset balance is recorded as a loss in the statement of operations and comprehensive loss.

During April 2015, the Company entered into two equipment loan agreements in the aggregate amount of $282,384, with financial institutions to acquire equipment for the oil extraction facility. The loans had a term of 60 months and bore interest at rates between 4.3% and 4.9% per annum. Principal and interest were paid in monthly installments. These loans were secured by the acquired assets.

On May 7, 2018, the Company entered into a negotiable promissory note and security agreement with Commercial Credit Group to acquire a crusher from Power Equipment Company for $660,959. An implied interest rate was calculated as 12.36% based on the timing of the initial repayment of $132,200 and subsequent 42 monthly instalments of $15,571. The terms of the note were renegotiated during June 2020, and the instalments were amended to $16,140 per month due to payments not being made during the pandemic. The promissory note was secured by the crusher.

Discount Rate

To determine the present value of minimum future lease payments for operating leases at September 1, 2019, the Company was required to estimate a rate of interest that it would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment (the "incremental borrowing rate" or "IBR").

The Company determined the appropriate IBR by identifying a reference rate and making adjustments that take into consideration financing options and certain lease-specific circumstances. For the reference rate, the Company used the 5 year ARM (adjustable-rate mortgage) interest rate at the time of entering into the agreement and compared that rate to the Company's weighted average cost of funding at the time of entering into the operating lease. The Company determined that 10.00% was an appropriate incremental borrowing rate to apply to its real-estate operating lease.

Right of use assets

Right of use assets included in the condensed consolidated statement of financial position is as follows:

	May 31, 2022	August 31, 2021
Non-current assets
Right of use assets - operating leases, net of amortization	$131,221	$167,048
Right of use assets - finance leases, net of depreciation - included in property, plant and equipment	650,959	677,853

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

9. LEASES (continued)

Lease costs consist of the following:

	Nine months ended May 31, 2022	Nine months ended May 31, 2021

Finance lease cost:	$33,198	$49,550
Depreciation of right of use assets	26,894	30,255
Interest expense on lease liabilities	6,304	19,295

Operating lease expense	42,088	45,803

Total lease cost	$75,286	$95,353

Other lease information:

	Nine months ended May 31, 2022	Nine months ended May 31, 2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from finance leases	$(6,304)	$(19,295)
Operating cash flows from operating leases	(42,088)	(45,803)
Financing cash flows from finance leases	$(75,058)	$(127,085)

Weighted average remaining lease term - finance leases	-	0.75 years
Weighted average remaining lease term - operating leases	2.25 years	3.25 years
Weighted average discount rate - finance leases	13.52%	13.52%
Weighted average discount rate - operating leases	10.00%	10.00%

Maturity of Leases

The amount of future minimum lease payments under finance leases is as follows:

	May 31, 2022	August 31, 2021
Undiscounted minimum future lease payments
Total instalments due:
Within 1 year	$-	$80,700
	-	80,700
Imputed interest	-	(5,642)
Total finance lease liability	$-	$75,058

Disclosed as:
Current portion	$-	$75,058

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

9. LEASES (continued)

The amount of future minimum lease payments under operating leases is as follows:

	May 31, 2022	August 31, 2021
Undiscounted minimum future lease payments
Total instalments due:
Within 1 year	$64,318	$62,903
1 to 2 years	66,247	64,790
2 to 3 years	16,683	66,734
	147,248	194,427
Imputed interest	(16,027)	(27,379)
Total operating lease liability	$131,221	$167,048

Disclosed as:
Current portion	$53,590	$48,376
Non-current portion	77,631	118,672
	$131,221	$167,048

10. INTANGIBLE ASSETS

Oil Extraction
Technologies
Cost
August 31, 2020	$809,869
Additions	-
August 31, 2021	809,869
Additions	-
May 31, 2022	$809,869

Accumulated Amortization
August 31, 2020	$102,198
Additions	-
August 31, 2021	102,198
Additions	-
May 31, 2022	$102,198

Carrying Amounts
August 31, 2020	$707,671
August 31, 2021	$707,671
May 31, 2022	$707,671

Oil Extraction Technologies

During the year ended August 31, 2012, the Company acquired a closed-loop solvent based oil extraction technology which facilitates the extraction of oil from a wide range of bituminous sands and other hydrocarbon sediments. The Company has filed patents for this technology in the USA and Canada and has employed it in its oil extraction plant. The Company commenced partial production from its oil extraction plant on September 1, 2015 and was amortizing the cost of the technology over fifteen years, the expected life of the oil extraction plant. Since the company has increased the capacity of the plant to 400 to 500 barrels daily during 2018, and expects to further expand the capacity to an additional 3,000 barrels daily, it determined that a more appropriate basis for the amortization of the technology is the units of production at the plant after commercial production begins again.

No amortization of the technology was recorded during the nine months ended May 31, 2022 and the year ended august 31, 2021.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable as at May 31, 2022 and August 31, 2021 consist primarily of amounts outstanding for construction and expansion of the oil extraction plant and other operating expenses that are due on demand.

Accrued expenses as at May 31, 2022 and August 31, 2021 consist primarily of other operating expenses and interest accruals on promissory notes (Note 12) and convertible debentures (Note 13).

12. PROMISSORY NOTES PAYABLE

			Principal due	Principal due
Lender	Maturity Date	Interest Rate	May 31, 2022	August 31, 2021
Promissory notes
Private lender	April 29, 2022	10.00%	$23,298	$23,298

On April 29,2021 the Company issued a promissory note to a private lender in the aggregate sum of $500,000. The promissory note bears interest at 10% per annum and is repayable on April 29, 2022. The Company repaid $476,702 of the outstanding balance as at May 31, 2022. The balance remaining at May 31, 2022 is $23,298. The note has matured and the Company has not yet commenced negotiations with the lender to settle the outstanding liability, however it anticipates that the note will be settled in the next three to six months.

13. CONVERTIBLE DEBENTURES

			Principal due
Lender	Maturity Date	Interest Rate	May 31, 2022	August 31, 2021
Calvary Fund I LP	July 31, 2021	12.00%	$-	$80,000
	August 7, 2021	0%	-	25,000
Cantone Asset Management LLC	December 17, 2021	7.00%	240,000	240,000
	December 30, 2021	18.00%	-	50,000
	July 1, 2023	8.00%	-	300,000
Private lender	October 29, 2020	10.00%	200,000	200,000
Petroleum Capital Funding LP.	November 26, 2023	10.00%	-	318,000
	December 4, 2023	10.00%	-	432,000
	March 30, 2024	10.00%	-	471,000
	July 21, 2025	10.00%	-	3,000,000
Power Up Lending Group LTD	April 21, 2022	12.00%	-	92,125
	May 20, 2022	12.00%	-	141,625
	July 2, 2022	12.00%	-	114,125
EMA Financial, LLC	April 22, 2021	8.00%	3,120	3,120
Morison Management S.A	October 15, 2020	10.00%	184,251	184,251
	January 16, 2021	10.00%	55,000	55,000
	April 21, 2022	12.00%	8,375	-
	May 20, 2022	12.00%	12,875	-
	July 2, 2022	12.00%	10,375	-
Bellridge Capital LP.	March 31, 2021	15.00%	-	2,900,000
	September 30, 2021	5.00%	-	1,400,000
Private lender	July 24, 2022	8.00%	20,000	120,000
			733,996	10,126,246
Unamortized debt discount			(12,38)9	(3,978,710)
Total loans			$721,607	$6,147,536

The maturity date of the convertible debentures are as follows:

	May 31, 2022	August 31, 2021
Principal classified as repayable within one year	$713,087	$5,255,874
Principal classified as repayable later than one year	8,520	891,662
	$721,607	$6,147,536

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(a) Cavalry Fund I LP

(i) On August 19, 2019, the Company issued a convertible debenture to Calvary Fund LLP ("Cavalry") for an aggregate principal amount of $480,000, including an original issue discount of $80,000, for net proceeds of $374,980 after certain legal expenses, and a warrant exercisable for 2,666,666 common shares at an exercise price of $0.15 per share. The convertible debenture bore interest at 3.3% per annum and matured on August 29, 2020. The convertible debenture may be converted into common shares of the Company at a conversion price of $0.17 per share.

In terms of an Amended and Restated Amending Agreement between the parties entered into on August 7, 2020, the maturity date of the convertible debenture was amended to July 31, 2021 and the conversion price was amended to $0.0412 per share and the exercise price of the warrant was amended to $0.0412 per share and the maturity date was amended to July 31, 2021.

On April 13, 2021, in terms of a conversion notice received, the Company issued a total of 9,708,737 shares of common stock converting $400,000 of the aggregate principal of the note entered into on August 19, 2019.

On July 6, 2021, in terms of a debt conversion agreement entered into with Cavalry, the Company agreed to convert unpaid interest of $22,500 on the note entered into on October 12, 2018; and unpaid principal of $80,000 and unpaid interest of $30,560 on this convertible note; and unpaid principal of $25,000 on a convertible note entered into on August 7, 2020 into 1,681,488 shares of common stock at a conversion price of $0.094 per share for a total of 1,681,488 shares, which have not been issued as yet and are subject to TSXV approval. The Company may have to renegotiate the terms of the debt conversion agreement based on the recommendations of the TSXV.

In terms of a debt settlement agreement totaling $158,060 entered into and settled effective January 26, 2022, the aggregate principal amount of $80,000 and interest thereon of $30,560 on this note was settled thereby extinguishing the note.

(ii) On August 7, 2020, the Company issued a convertible debenture to Calvary for an aggregate principal amount of $150,000, including an original issue discount of $25,000, for net proceeds of $125,000, and a warrant exercisable for 3,033,980 common shares at an exercise price of $0.0412 per share. The convertible debenture bore interest at 0.0% per annum and maturing on August 7, 2021. The convertible debenture may be converted into common shares of the Company at a conversion price of $0.0412 per share.

On May 26, 2021, in terms of a conversion notice received, the Company issued a total of 9,101,942 shares of common stock converting $250,000 of the aggregate principal of the note entered into on October 12, 2018, and $125,000 of the aggregate principal of this note entered into on August 7, 2020.

On July 6, 2021, in terms of a debt conversion agreement entered into with Cavalry, the Company agreed to convert unpaid interest of $22,500 on the note entered into on October 12, 2018; and unpaid principal of $80,000 and unpaid interest of $30,560 on the convertible note entered into on August 19, 2019; and unpaid principal of $25,000 on this convertible note, into 1,681,488 shares of common stock at a conversion price of $0.094 per share for a total of 1,681,488 shares, which have not been issued as yet and are subject to TSXV approval. The Company may have to renegotiate the terms of the debt conversion agreement based on the recommendations of the TSXV.

In terms of a debt settlement agreement totaling $158,060 entered into and settled effective January 26, 2022, the aggregate principal amount of $25,000 on this note was settled thereby extinguishing the note.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(b) Cantone Asset Management, LLC

(i) On September 17, 2019, the Company issued a convertible debenture to Cantone Asset Management, LLC ("Cantone") in the aggregate principal amount of $240,000, including an original issue discount of $40,000, for net proceeds of $200,000. The convertible debenture bears interest at 7% per annum and the gross proceeds less the original issue discount ("OID"), of $200,000 is convertible into common shares at a conversion price of $0.21 per share, and maturing on December 17, 2020.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 952,380 common shares at an exercise price of $0.26 per share, expiring on December 17, 2020.

In accordance with the terms of an Amending Agreement entered into on July 7, 2020, the conversion price was amended to $0.037 per share and the warrant exercise price was amended to $0.03 per share.

On March 17, 2021, The company entered into an amending agreement whereby the conversion price of the convertible note was amended to $0.0475 per share, the maturity date was extended to December 17, 2021 and the interest rate was amended to 18% with effect from October 20, 2020.

On March 17, 2021, the Company entered into a debt conversion agreement whereby outstanding interest of $22,660 accrued until December 28, 2020 on two convertible notes was converted into 581,026 shares of common stock. The debt conversion agreement included $14,160 of interest related to this September 2019 convertible note.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $132,007, consisting of outstanding interest of $92,007 accrued until June 1, 2021 on various convertible notes and a principal amount outstanding of $40,000 on one convertible note, was converted into 949,688 shares of common stock. The debt conversion agreement included $21,840 of interest related to this September 2019 convertible note.

(ii) On September 23, 2020, the Company issued a convertible debenture to Cantone Asset Management in the aggregate principal amount of $300,000, including an original issue discount of $50,000, for net proceeds of $247,500. The convertible debenture bears interest at 7% per annum and the gross proceeds less the OID, of $250,000 is convertible into common shares at a conversion price of $0.055 per share until September 23, 2021 and thereafter at $0.08 per share. The convertible debenture matures on December 23, 2021.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 4,545,454 common shares at an exercise price of $0.055 per share, expiring on December 23, 2021.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $132,007, consisting of outstanding interest of $92,007 accrued until June 1, 2021 on various convertible notes and a principal amount outstanding of $40,000 on one convertible note, was converted into 949,688 shares of common stock. The debt conversion agreement included $37,050 of interest related to this September 2020 convertible note.

On August 30, 2021, in terms of a conversion notice received, the Company issued a total of 4,545,454 shares of common stock converting $250,000 of the aggregate principal of the note entered into on September 2020.

On January 14, 2022, the Company repaid the remaining principal balance of $50,000.

(iii) On July 1, 2021, in terms of a subscription agreement entered into with Cantone Asset Management, LLC, the Company issued a convertible debenture in the aggregate principal amount of $300,000, bearing interest at 8% per annum and maturing on July 1, 2023 and convertible into common stock at a conversion price of $0.12 per share. In addition, the Company issued Cantone a warrant exercisable for 2,500,000 shares of common stock at an exercise price of $0.12 per share expiring on July 1, 2023.

On April 1, 2022, in terms of a conversion notice received, the Company issued a total of 2,500,000 shares of common stock converting $300,000 of the aggregate principal of the note entered into on July 1, 2021.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(c) Private lender

On October 29, 2019, the Company issued a convertible debenture to a private lender in the aggregate principal amount of $200,000. The convertible debenture bears interest at 10.0% per annum and matured on October 29, 2020.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 555,555 common shares at an exercise price of $0.18 per share, which expired on October 29, 2020.

The aggregate principal amount of $200,000 of the convertible loan, which has past the maturity date of October 29, 2020, together with interest thereon of $49,000 was converted into 1,660,000 shares of common stock at a conversion price of $0.15 per share.

(d) Petroleum Capital Funding LP

All of the convertible notes issued to Petroleum Capital Funding LP. ("PCF") are secured by a first priority lien on all bitumen reserves at the Asphalt Ridge property consisting of 8,000 acres.

The Company may force the conversion of all of the convertible debentures if the trading price of the Company's common shares on the TSXV Venture Exchange is above $0.40 for 20 consecutive trading days, with an average daily volume of greater than 1 million common shares, and has agreed to certain restrictions on paying dividends, registration rights and rights of first refusal on further debt and equity offerings.

(i) On November 26, 2019, further to a term sheet entered into with PCF, the Company issued a convertible debenture in the aggregate principal amount of $318,000, including an OID of $53,000 for net proceeds of $226,025 after certain issue expenses. The convertible debenture bears interest at 10% per annum and the gross proceeds less the OID of $265,000 is convertible into common shares at a conversion price of $0.21 per share, and matures on November 26, 2023.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 1,558,730 common shares and a brokers warrant exercisable for 124,500 common shares, at an exercise price of $0.17 per share, expiring on November 26, 2023.

On September 22, 2020, the Company entered into an Amending Agreement, whereby the conversion price of the convertible debenture was amended to $0.055 per share and the exercise price of the warrant exercisable for 1,558,730 shares was amended to $0.055 per share, in terms of the Amending Agreement the conversion price became $0.08 per share on September 22, 2021.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $61,050, consisting of outstanding interest accrued until June 1, 2021 on various convertible notes was converted into 439,209 shares of common stock. The debt conversion agreement included $15,900 of interest related to this November 2019 convertible note.

On January 26, 2022, the Company paid $53,000 of the outstanding principal.

On April 4, 2022, in terms of a conversion notice received, the Company converted the principal balance outstanding of $265,000 into 3,312,500 shares of common stock at a conversion price of $0.08 per share.

(ii) On December 4, 2019, the Company concluded its second closing as contemplated by the term sheet entered into with PCF per (i) above and issued a convertible debenture in the aggregate principal amount of $432,000, including an OID of $72,000 for net proceeds of $318,600 after certain issue expenses. The convertible debenture bears interest at 10% per annum and the gross proceeds less the OID of $360,000 is convertible into common shares at a conversion price of $0.21 per share, and matures on December 4, 2023.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 2,117,520 common shares and a brokers warrant exercisable for 169,200 common shares, at an exercise price of $0.17 per share, expiring on December 4, 2023.

On September 22, 2020, the Company entered into an Amending Agreement, whereby the conversion price of the convertible debenture was amended to $0.055 per share and the exercise price of the warrant exercisable for 2,117,520 shares was amended to $0.055 per share, in terms of the Amending Agreement the conversion price became $0.08 per share on September 22, 2021.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $61,050, consisting of outstanding interest accrued until June 1, 2021 on various convertible notes was converted into 439,209 shares of common stock. The debt conversion agreement included $21,600 of interest related to this December 2019 convertible note.

On January 26, 2022, the Company paid $72,000 of the outstanding principal.

On April 4, 2022, in terms of a conversion notice received, the Company converted the principal balance outstanding of $360,000 into 4,500,000 shares of common stock at a conversion price of $0.08 per share.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(d) Petroleum Capital Funding LP (continued)

(iii) On March 30, 2020, the Company concluded its third closing as contemplated by the term sheet entered into with PCF per (i) above and issued a convertible debenture in the aggregate principal amount of $471,000, including an OID of $78,500 for net proceeds of $347,363 after certain issue expenses. The convertible debenture bears interest at 10% per annum and the gross proceeds less the OID of $392,500 is convertible into common shares at a conversion price of $0.21 per share, and matures on March 30, 2024.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 4,906,250 common shares and a brokers warrant exercisable for 392,500 common shares, at an exercise price of $0.17 per share, expiring on March 30, 2024.

On September 22, 2020, the Company entered into an Amending Agreement, whereby the conversion price of the convertible debenture was amended to $0.055 per share and the exercise price of the warrant exercisable for 4,906,250 shares was amended to $0.055 per share, in terms of the Amending Agreement the conversion price became $0.08 per share on September 22, 2021.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $61,050, consisting of outstanding interest accrued until June 1, 2021 on various convertible notes was converted into 439,209 shares of common stock. The debt conversion agreement included $23,550 of interest related to this March 2020 convertible note.

On January 26, 2022, the Company paid $78,500 of the outstanding principal.

On April 4, 2022, in terms of a conversion notice received, the Company converted the principal balance outstanding of $392.500 into 4,906,250 shares of common stock at a conversion price of $0.08 per share.

(iv) On July 21, 2021, in terms of a subscription agreement for debentures and warrants, the Company entered into a convertible debenture agreement with PCF in the aggregate principal amount of $3,000,000 including an OID of $500,000 for net proceeds of $2,191,000 after placement fees and expense allowances of $309,000. The convertible debenture bears interest at 10% per annum and the gross proceeds of $2,500,000 is convertible into common shares at a conversion price of $0.12 per share, subject to anti-dilution adjustments and matures on July 21, 2025. The company also entered into a registration rights agreement with PCF, whereby the Company has agreed to register any securities that the convertible note is convertible into and any warrant shares issuable in terms of the subscription agreement for debentures and warrants.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 20,833,333 common shares and a brokers warrant exercisable for 5,208,333 common shares, at an exercise price of $0.12 per share, expiring on July 21, 2025.

On January 26, 2022, the Company paid $500,000 of the outstanding principal.

On April 4, 2022, in terms of a conversion notice received, the Company converted the principal balance outstanding of $2,500,000 into 20,833,333 shares of common stock at a conversion price of $0.12 per share.

(e) Power Up Lending Group Ltd.

(i) On April 21, 2021, the Company issued a convertible promissory note to Power Up Lending Group Ltd. ("Power Up") in the aggregate principal sum of $92,125, including an original issue discount of $8,375 for net proceeds of $80,000 after certain expenses. The note bears interest at 12% per annum and matures on April 21, 2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power Up entered into a debt assignment agreement with Morison Management S.A. ("Morison Management"), whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $83,750 will be convertible under the note at a conversion price of $0.048 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(e) Power Up Lending Group Ltd. (continued)

(ii) On May 20, 2021, the Company issued a convertible promissory note to Power Up in the aggregate principal sum of $141,625, including an original issue discount of $12,875 for net proceeds of $125,000 after certain expenses. The note bears interest at 12% per annum and matures on May 20,  2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power Up entered into a debt assignment agreement with Morison Management, whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $128,750 will be convertible under the note at a conversion price of $0.042 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

(iii) On July 2, 2021, the Company issued a convertible promissory note to Power Up in the aggregate principal sum of $114,125, including an original issue discount of $10,375 for net proceeds of $100,000 after certain expenses. The note bears interest at 12% per annum and matures on July 2, 2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power Up entered into a debt assignment agreement with Morison Management, whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $103,750 will be convertible under the note at a conversion price of $0.042 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

(f) EMA Financial, LLC

On July 22, 2020, the Company issued a convertible promissory note to EMA for the aggregate principal sum of $150,000, including an original issue discount of $15,000, for net proceeds of $130,500 after certain expenses. The note bears interest at 8% per annum and matures on April 22, 2021. The note may be prepaid subject to a prepayment penalty of 130%. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to the lower of; (i) the lowest trading price of the Company's common stock during the 15 trading days including and immediately preceding the issue date; and (ii) 70% of the two lowest average trading prices during the fifteen prior trading days including and immediately preceding the conversion date.

Between January 25, 2021 and March 2, 2021, EMA converted the aggregate principal sum of $161,880 into 5,200,000 common shares.

(g) Morison Management S.A.

(i) On October 15, 2018, the Company entered into an agreement with SBI Investments, LLC ("SBI") whereby the Company issued 250 one year units for proceeds of $250,000, each debenture consisting of a $1,000 principal convertible unsecured debenture, bearing interest at 10% per annum and convertible into common shares at $0.86 per share, and a warrant exercisable for 1,162 shares of common stock at an exercise price of $0.86 per share, expiring on October 15, 2019.

During December 2019, the maturity date of the convertible loan was extended to October 15, 2020 and the conversion price of the note was reset to $0.18 per share. On February 25, 2021, the Company repaid principal of $16,516 and interest thereon of $33,484, totaling $50,000 and on March 9, 2021, the Company repaid a further $49,232 of principal and interest of $768, totaling 50,000.

On August 3, 2021, in terms of a debt assignment agreement entered into with SBI Investments, SBI Investments assigned an October 15, 2018 convertible debenture with an aggregate principal amount outstanding of $184,251.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(g) MorisonManagement S.A. (continued)

(ii) On January 16, 2020, the Company entered into an agreement with SBI whereby the Company issued a convertible promissory note for $55,000 for gross proceeds of $50,000, bearing interest at 10% per annum and convertible into common shares at $0.14 per share. The convertible note matured on January 16, 2021. In conjunction with the convertible promissory note, the Company issued a warrant exercisable for 357,142 shares of common stock at an exercise price of $0.14 per share, which warrant expired unexercised on January 16, 2021.

On August 3, 2021, in terms of a debt assignment agreement entered into with SBI Investments, SBI Investments assigned a January 26, 2020 convertible debenture with an aggregate principal amount outstanding of $55,000, to Morison Management.

(iii) On April 21, 2021, the Company issued a convertible promissory note to Power Up in the aggregate principal sum of $92,125, including an original issue discount of $8,375 for net proceeds of $80,000 after certain expenses. The note bears interest at 12% per annum and matures on April 21, 2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power Up entered into a debt assignment agreement with Morison Management, whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $83,750 will be convertible under the note at a conversion price of $0.048 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

On March 24, 2022, in terms of a conversion notice received, the Company converted the principal balance outstanding of $83,750 into 1,744,791 shares of common stock at a conversion price of $0.048 per share.

(iv) On May 20, 2021, the Company issued a convertible promissory note to Power Up in the aggregate principal sum of $141,625, including an original issue discount of $12,875 for net proceeds of $125,000 after certain expenses. The note bears interest at 12% per annum and matures on May 20,  2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power up entered into a debt assignment agreement with Morison Management, whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $128,750 will be convertible under the note at a conversion price of $0.042 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

On March 24, 2022, in terms of a conversion notice received, the Company converted the principal balance outstanding of $128,750 into 3,065,476 shares of common stock at a conversion price of $0.042 per share.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(g) Morison Management S.A. (continued)

(v) On July 2, 2021, the Company issued a convertible promissory note to Power Up in the aggregate principal sum of $114,125, including an original issue discount of $10,375 for net proceeds of $100,000 after certain expenses. The note bears interest at 12% per annum and matures on July 2, 2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power Up entered into a debt assignment agreement with Morison Management, whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $103,750 will be convertible under the note at a conversion price of $0.042 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

On March 24, 2022, in terms of a conversion notice received, the Company converted the principal balance outstanding of $103,750 into 710,616 shares of common stock at a conversion price of $0.1460 per share.

(h) Bellridge Capital LP.

(i) On September 1, 2020, in terms of an assignment agreement entered into between Bay Private Equity, Inc ("Bay") and Bellridge Capital LP ("Bellridge"), Bay assigned a convertible debenture dated September 17, 2018, with a principal balance outstanding of $3,661,874 and interest accrued thereon of $525,203 to Bellridge. On September 23, 2020, the company entered into an amending agreement with Bellridge, whereby the maturity date of the loan was extended to March 31, 2021 and the conversion price was amended to $0.055 per share, simultaneously Bellridge entered into a debt conversion agreement with the Company converting $1,321,689 of the convertible debt into 24,030,713 shares of common stock at a conversion price of $0.055 per share.

On March 22, 2021, the maturity date of the convertible note was extended to October 31, 2021, all other terms remain the same.

On November 10, 2021, in terms of a conversion notice received, Bellridge Capital LP, converted the aggregate principal sum of $2,900,000 into 52,727,273 common shares at a conversion price of $0.055 per share.

(ii) On April 23, 2021, Bellridge took assignment of a $2,400,000 convertible debenture entered into on January 16, 2019 with Bay Private Equity, Inc. the terms of the. Debenture was amended by the Company and the maturity date was extended to September 30, 2021 and the conversion price was amended to $0.048 per share.

Simultaneously with the debt assignment, on April 23, 2021, Bellridge converted the aggregate principal sum of $1,000,000 and interest and penalty interest thereon of $827,066 into 41,334,246 shares of common stock.

On September 21, 2021, in terms of a conversion notice received, Bellridge Capital LP, converted the aggregate principal sum of $1,400,000 into 29,166,667 common shares at a conversion price of $0.048 per share.

(i) Private lender

On July 24, 2021, the Company issued a convertible debenture to a private lender in the aggregate principal amount of $120,000, for net proceeds of $100,000, after an OID of $20,000 The convertible debenture bears interest at 8% per annum and is convertible into common shares at a conversion price of $0.12 per share, maturing on July 24, 2023.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 833,333 common shares at an exercise price of $0.12 per share, expiring on July 24, 2023.

On January 21, 2022, in terms of a conversion notice received, $100,000 of the convertible note was converted into 833,333 common shares at a conversion price of $0.12 per share.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

14. FEDERAL RELIEF LOANS

Small Business Administration Disaster Relief loan

On June 16, 2020, POR received a Small Business Economic Injury Disaster loan amounting to $150,000, bearing interest at 3.75% per annum and repayable in monthly installments of $731 commencing twelve months after inception with the balance of interest and principal repayable on June 16, 2050. The loan is secured by all tangible and intangible assets of the Company. The proceeds are to be used for working capital purposes to alleviate economic injury caused by the COVID-19 pandemic.

On May 1, 2020 and July 27, 2020, PCA received a Small Business Economic Injury Disaster loan amounting to $10,000 and $150,000, respectively, bearing interest at 3.75% per annum and repayable in monthly installments of $731 commencing twelve months after inception with the balance of interest and principal repayable on July 27, 2050. The loan is secured by all tangible and intangible assets of the Company. The proceeds are to be used for working capital purposes to alleviate economic injury caused by the COVID-19 pandemic.

Payroll Protection Plan loans ("PPP Loans")

On April 11, 2020, POR received a PPP Loan amounting to $133,600, bearing interest at 1.00% per annum and repayable in a single payment after 2 years. The loan may be forgiven subject to certain terms and conditions and the use of funds by the Company. Forgiveness is not automatic and will be assessed by the lender once applied for.

On April 30, 2022, the Company received notification that the PPP loan amounting to $133,600 and all accrued interest thereon was forgiven.

On January 20, 2021, POR received a further PPP Loan amounting to $133,826, bearing interest at 1.00% per annum and repayable in a single payment after 5 years. The loan may be forgiven subject to certain terms and conditions and the use of funds by the Company. Forgiveness is not automatic and will be assessed by the lender once applied for.

On April 20, 2022, the Company received notification that the PPP loan amounting to $133,826 and all accrued interest thereon was forgiven.

On April 23, 2020, PCA received a PPP Loan amounting to $133,890, bearing interest at 0.98% per annum and repayable in monthly installments commencing on October 23, 2020. The loan may be forgiven subject to certain terms and conditions and the use of funds by the Company. Forgiveness is not automatic and will be assessed by the lender once applied for.

On May 3, 2021, the PPP loan amounting to $133,890 and all accrued interest thereon was forgiven.

On February 3, 2021, PCA received a PPP Loan amounting to $133,890, bearing interest at 0.98% per annum and repayable in monthly installments commencing on December 3, 2021. The loan may be forgiven subject to certain terms and conditions and the use of funds by the Company. Forgiveness is not automatic and will be assessed by the lender once applied for.

On November 15, 2021, The remaining PPP loan in the Company's wholly owned subsidiary, PCA amounting to $133,890 and all accrued interest thereon was forgiven.

15. DERIVATIVE LIABILITY

Convertible note issued to several lenders, disclosed in note 12(e), above had conversion rights that were linked to the Company's stock price, at 75% of an average stock price over a period of 15 days prior to the date of conversion.  The number of shares issuable upon conversion of these convertible notes was therefore not determinable until conversion took place. The Company had determined that these conversion features met the requirements for classification as derivative liabilities and had measured their fair value using a Black Scholes valuation model which takes into account the following factors:

● Historical share price volatility;

● Maturity dates of the underlying securities being valued;

● Risk free interest rates; and

● Expected dividend policies of the Company.

The fair value of the derivative liabilities was initially recognized as a debt discount. In terms of amending agreements entered into with Morison Management, as disclosed on note 12(g) (iii) to (v), the terms of the notes were amended and the variable conversion price was amended to fixed conversion prices. The derivative liability was no longer applicable. The derivative liability was evaluated on November 17, 2021, the date of amendment, and the net value of the derivative liability at that date was included in the calculation of the loss on debt extinguishment, based on the beneficial conversion feature of the amended notes on November 17, 2021.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

15. DERIVATIVE LIABILITY (continued)

The following assumptions were used in the Black-Scholes valuation model:

Nine months ended May 31, 2022
Conversion price	USD$0.042 to $0.146
Risk free interest rate	0.35%
Expected life of derivative liability	6 months
Expected volatility of underlying stock	145.4 to 195.6%
Expected dividend rate	0%

The movement in derivative liability is as follows:

	May 31, 2022	August 31, 2021
Opening balance	$322,186	$841,385
Derivative financial liability arising from convertible notes	-	653,826
Fair value adjustment to derivative liability	(52,420)	(1,173,025)
Fair value of derivative included in beneficial conversion feature	(269,766)	-
	$-	$322,186

16.  RECLAMATION AND RESTORATION PROVISIONS

	Oil
	Extraction	Site
	Facility	Restoration	Total
Balance at August 31, 2020	$498,484	$2,472,013	$2,970,497
Accretion expense	-	-	-
Balance at August 31, 2021	498,484	2,472,013	2,970,497
Accretion expense	-	-	-
Balance at May 31, 2022	$498,484	$2,472,013	$2,970,497

(a) Oil Extraction Plant

In accordance with the terms of the sub-lease agreement disclosed in note 6 above, the Company is required to dismantle its oil extraction plant at the end of the lease term. During the year ended August 31, 2015, the Company recorded a provision of $350,000 for dismantling the facility.

During the year ended August 31, 2019, in accordance with the requirements to provide a surety bond to the Utah Division of Oil Gas and Mining in terms of the amendment to the Notice of Intent to Commence Large Mining Operations at an estimated production of 4,000 barrels per day, the Company estimated that the cost of dismantling the oil extraction plant and related equipment would increase to $498,484. The discount rate used in the calculation is estimated to be 2.32%.

The Company is in the process of dismantling its plant at the Asphalt Ridge site and has begun incurring cots related to the relocation of the plant to its new Indago (SITLA) leases, the provision will be reassessed at the completion of the relocation and a new provision will be created based on the provisions relating to dismantling the plant at the new site.

(b) Site restoration

In accordance with environmental laws in the United States, the Company's environmental permits and the lease agreements, the Company is required to restore contaminated and disturbed land to its original condition before the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company provided $200,000 for this purpose.

The site restoration provision represents rehabilitation and restoration costs related to oil extraction sites. This provision has been created based on the Company's internal estimates. Significant assumptions in estimating the provision include the technology and equipment currently available, future environmental laws and restoration requirements, and future market prices for the necessary restoration works required.

During the year ended August 31, 2019, in accordance with the requirements to provide a surety bond to the Utah Division of Oil Gas and Mining in terms of the amendment to the Notice of Intent to Commence Large Mining Operations at an estimated production of 4,000 barrels per day, the Company estimated that the cost of restoring the site would increase to $2,472,013. The discount rate used in the calculation is estimated to be 2.32%.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

16. RECLAMATION AND RESTORATION PROVISIONS (continued)

(b) Site restoration (continued)

The Company is in the process of dismantling its plant at the Asphalt Ridge site and has begun incurring cots related to the rehabilitation and restoration of the mining site. The provision will be reassessed at the completion of the relocation and a new provision will be created based on the provisions relating to rehabilitation and restoration at the new mining site.

17. COMMON SHARES

Authorized	unlimited common shares without par value
Issued and Outstanding	767,700,456 common shares as at May 31, 2022

Contractual obligations to issue common shares

On July 1, 2021, the Company entered into debt conversion agreements with 4 directors whereby 600,836 common shares are to be issued at $0.094 per share to settle $56,479 of outstanding directors fees. On May 24, 2022, the  TSXV accepted the Company's application for the resumption of trading in the Company's common shares and subsequent to the quarter end of May 31, 2022, on June 7, 2022, the Company issued the 600,836 shares of common stock to settle the $56,479 of outstanding directors fees.

On August 27, 2021, the Company entered into a debt conversion agreement with a creditor whereby an unpaid invoice for $30,000 for services rendered was convertible into 250,000 common shares at a conversion price of $0.12 per share. Subsequent to the TSXV accepting the Company's application for resumption of trading, the Company entered into an amended debt conversion agreement with the creditor whereby the conversion price was amended to $0.15 per share and on July 12, 2022, 200,000 common shares were issued to the creditor to settle the unpaid invoice of $30,000.

On August 27, 2021, the Company entered into a debt conversion agreement with a creditor whereby an unpaid invoice for $670,000 for services rendered was convertible into 5,583,333 common shares at a conversion price of $0.12 per share. Subsequent to the TSXV accepting the Company's application for resumption of trading, the Company entered into an amended debt conversion agreement with the creditor whereby the conversion price was amended to $0.15 per share and on July 12, 2022, 4,466,666 common shares were issued to the creditor to settle the unpaid invoice of $670,000.

On October 15, 2021, the Company entered into a debt conversion agreement with Strategic IR whereby the aggregate amount due to Strategic of $299,719 in terms of unpaid professional services rendered to the Company will be settled by the issue of 2,518,645 common shares at an issue price of $0.119 per share. Subsequent to the TSXV accepting the Company's application for resumption of trading, the Company entered into an amended debt conversion agreement with the creditor whereby the conversion price was amended to $0.175 per share and on June 21, 2022, 1,712,679 common shares were issued to the creditor to settle the unpaid professional services of $299,719.

On October 15, 2021, the Company entered into a debt conversion agreement with Morison Management whereby the aggregate principal amount of convertible debt of $239,251 related to an October 2018 convertible debenture of $184,251 and a January 20, 2020 convertible debenture of $55,000 will be convertible into 2,010,521 common shares at a conversion price of $0.119 per share. Subsequent to the TSXV accepting the Company's application for resumption of trading, the Company entered into an amended debt conversion agreement with the creditor whereby the conversion price was amended to $0.175 per share and on June 24, 2022, 1,367,154 common shares were issued to the creditor to settle the aggregate convertible debt of $239,251.

Convertible debt conversions

Between September 2, 2021 and April 11,2022, in terms of conversion notices received, the Company issued 123,466,906 shares of common stock for convertible debt in the aggregate sum of $8,433,750.

Debt settlements

On July 9, 2021, the Company entered into a debt conversion agreement with Alpha Capital Anstalt whereby $60,258 representing accrued and unpaid interest on a secured convertible note issued on November 6, 2020 was convertible into 641,046 common shares at a conversion price of $0.094 per share. These shares were issued on January 26, 2022.

On July 6, 2021, the Company entered into a debt conversion agreement with Cavalry Fund I LP whereby unpaid interest of $22,500 on a convertible note entered into on October 12, 2018, unpaid principal of $80,000 and interest thereon on a convertible note entered into on August 19, 2019 and unpaid principal of $25,000 on a convertible note entered into on August 7, 2020, totaling $158,060 was convertible into 1,681,488 common shares at a conversion price of $0.094 per share. These shares were issued on January 26, 2022.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

17. COMMON SHARES (continued)

Debt settlements (continued)

On January 21, 2022, the Company entered into a debt conversion agreement with a private investor whereby $100,000 of convertible debt was converted into 833,333 shares of common stock at a conversion price of $0.12 per share.

On April 27,23022, the company issued 333,333 shares of common stock to settle an unpaid invoice due to a creditor of $20,000 at an issue price of $0.06 per share.

Share subscriptions

During August 2021 the Company received $750,000 from a private investor in terms of an irrevocable subscription agreement for the issue of 6,250,000 units, at an issue price of $0.12 per unit. Each unit consists of one common share and one transferable share purchase warrant exercisable at $0.12 per share, for a period of twenty four months from closing. These shares were issued on February 12, 2022.

Warrants exercised

Between January 12, 2022 and April 25, 2022, the Company received warrant exercise notices from several investors exercising warrants for 70,334,469 shares for gross proceeds of $7,061,624 at an average exercise price of $0.1004 per share.

Restitution Receipts

Between November 3, 2021 and May 12, 2022, the Company received $2,822,000 in restitution for convertible debt converted into common shares at prices below that allowed by the TSX Ventures exchange regulations.

18. STOCK OPTIONS

During the nine months ended May 31, 2022 and 2021, the share-based compensation expense was $0 and $616,311.

Stock option transactions under the stock option plan were:

	Nine months ended May 31, 2022			Year ended August 31, 2021
	Number of Options	Weighted average exercise price		Number of options	Weighted average exercise price
Balance, beginning of period	7,250,000	CAD$	0.79	9,470,000	CAD$	0.63
Options granted	-		-	-		-
Options forfeited	(3,000,000)		0.17	(2,220,000)	CAD$	0.11
Balance, end of period	4,250,000	CAD$	1.31	7,250,000	CAD$	0.79

Stock options outstanding and exercisable as at May 31, 2022 are:

Expiry Date	Exercise Price		Options Outstanding	Options Exercisable
August 7, 2025	CAD$	0.085	-	3,000,000
November 30, 2027	CAD$	2.270	950,000	950,000
June 5, 2028	CAD$	1.000	3,000,000	3,300,000
			3,950,000	7,250,000
Weighted average remaining contractual life			5.9 years	5.3 years

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

19. SHARE PURCHASE WARRANTS

During August 2021 the company received $750,000 from a private investor in terms of an irrevocable subscription agreement for the issue of 6,250,000 units, at an issue price of $0.12 per unit. Each unit consists of one common share and one transferable share purchase warrant exercisable at $0.12 per share, for a period of twenty four months from closing. These warrants were issued on February 12, 2022.

A summary of the Company's warrant activity during the period September 1, 2020 and May 31, 2022 is as follows:

	Nine months ended May 31, 2022		Year ended August 31, 2021
	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	73,148,824	$0.1053	48,342,714	$0.4254
Warrants granted	6,250,000	0.1280	66,496,016	0.1021
Warrants exercised	(70,334,419)	0.1004	(14,690,739)	0.0433
Warrants forfeited	(2,777,777)	0.2300	(26,999,167)	0.7042
Balance, end of period	6,286,628	$0.1011	73,148,824	$0.1053

The following table summarizes information about warrants outstanding as of May 31, 2022:

	Warrants outstanding and exercisable
Exercise price	Number of shares	Weighted average remaining years
$0.1000	276,512	0.75
$0.1200	5,858,331	1.24
$0.1400	151,785	2.73
$0.1004	6,286,628	1.17

The warrants exercisable for 151,785 shares at $0.14 per share have not been approved by the TSXV at the date of this report.

20. DILUTED LOSS PER SHARE

The Company's potentially dilutive instruments are convertible debentures, stock options, share purchase warrants and contractual obligations to issue securities. Conversion of these instruments would have been anti-dilutive for the periods presented and consequently, no adjustment was made to basic loss per share to determine diluted loss per share. These instruments could potentially dilute earnings per share in future periods.

For the nine months ended May 31, 2022 and 2021, the following stock options, share purchase warrants, convertible securities and contractual obligations to issue securities were excluded from the computation of diluted loss per share as the result of the computation was anti-dilutive:

	Nine months ended May 31, 2022	Nine months ended May 31, 2021
Share purchase options	3,950,000	7,250,000
Share purchase warrants	6,286,628	38,157,987
Convertible securities	-	161,952,638
Contractual obligations to issue securities	10,007,335
	20,243,963	207,360,625

Included in the share purchase warrants are warrants exercisable for 151,785 common shares which have not been approved by the TSXV, refer note 19 above.

The Company has contractual obligations to issue 10,007,335 common shares in terms of various amended debt conversion agreements entered into, see note 17 above.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

21. RELATED PARTY TRANSACTIONS

Related party transactions are as follows:

The Company owes the current directors outstanding fees of $269,333 and $264,064 as at May 31, 2022 and August 31, 2021, respectively, and outstanding salaries and fees to officers and directors of $0 and $447,500 for the nine months ended May 31, 2022 and the year ended August 31, 2021, respectively.

Related party payables are as follows:

Related Party payables	May 31, 2022	August 31, 2021
Payable to Aleksandr Blyumkin	$95,550	$493,549

Alex Blyumkin

Mr. Blyumkin has resigned as an officer and director of the Company effective August 6, 2021.

Included in directors fees as of August 31, 2021 was an amount owing to Mr. Blyumkin of $115,408. This amount was transferred to the payable due to Mr. Blyumkin on September 1, 2022, subsequent to his resignation as Chairman of the Company and as Chief Executive Officer.

Mr. Blyumkin as a significant shareholder in the business and as the former Chief Executive Officer and Chairman of the Board provides funding to the Company on an ongoing basis through direct investments of personal funds, the use of a personal credit cards to pay Company related expenditure and through entities owned by him. Mr. Blyumkin was entitled to a monthly management fee of $20,000 per month for the year ended August 31, 2021. Upon his resignation as. Chairman of the Board and as Chief Executive Officer on August 6, 2021, Mr. Blyumkin entered into a consulting agreement with the company to ensure a smooth transition and the continuation of the Company's objectives.

The opening balance due to Mr. Blyumkin on August 31, 2021 consisted of management fees due but not paid of $160,000 and a net balance due on funds advanced by Mr. Blyumkin to the Company of $395,647, totaling $555,647.

The Payable due to Mr. Blyumkin does not bear interest and has no fixed repayment terms or repayment date. Due to the stage of the business development the Company relies on funding from shareholders and lenders, at times these funds are not available or require an administrative process which extends beyond the timing needed to pay certain expenses, which results in Mr. Blyumkin funding the business out of personal funds. These funds are reimbursed to Mr. Blyumkin when there are resources available in the Company after taking into account future cash flow needs.

The following table summarizes the movements on the amounts due to Mr. Blyumkin:

	Nine months ended May 31, 2022	Year ended August 31, 2021
Balance due to Mr. Blyumkin at beginning of the period	$493,549	$555,647
Transfer of directors fees due to Mr. Blyumkin on resignation from the Board	115,408	-
Consulting fees	180,000	-
Management fees	-	240,000
Cash advances to the Company	204,218	568,700
Business expense paid on behalf of the Company	-	235,000
Business expenses paid with personal credit cards	257,563	207,208
	1,250,738	1,806,555
Cash payments made directly to Mr. Blyumkin	(856,984)	(770,798)
Cash payments made directly to personal credit cards	(97,986)	(307,208)
Cash payments to companies controlled by Mr. Blyumkin	-	(10,000)
Conversion of amounts due to Mr. Blyumkin into common shares	-	(225,000)
Balance due to Mr. Blyumkin at end of period	$295,768	$493,549

The business expenses paid on behalf of the company for the year ended August 31, 2021 included a payment of $205,000 to EA Consulting Group LLC on behalf of the Company for articles published in prominent business magazines and for social media and internet marketing expenses, the balance of the expenditure was paid to certain consultants on behalf of the Company to settle long outstanding balances.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

21. RELATED PARTY TRANSACTIONS Continued)

Alex Blyumkin (continued)

The business expenses paid with personal credit cards consists of compliance fees, legal fees, travel expenses, meals and entertainment, marketing fees and office expenses. These expenses are paid with Mr. Blumkin's' personal credit card as the Company is currently unable to obtain or make use of corporate credit cards.

On July 27, 2021, in terms of a subscription agreement entered into on July 7, 2021, Mr. Blyumkin was issued 1,875,000 units, each unit comprising one share of common stock and one purchase warrant for gross proceeds of $225,000 or $0.12 per unit.

The purchase warrants for 1,875,000 common shares is exercisable for a period of 2 years, expiring on July 27,2023, exercisable at $0.12 per share. On April 19, 2022, in terms of an Agreement entered into, Mr. Blyumkin sold the purchase warrant for 1,875,000 common shares  to Anthony J Cantone who exercised the warrants for gross proceeds of $225,000 on April 20, 2022.

The cash payment made to companies controlled by Mr. Blyumkin was a payment of $10,000 to Express Consulting during the year ended August 31, 2021. This amount was offset against the amount payable to Mr. Blyumkin.

On April 28, 2021, Mr. Blyumkin subscribed for 1,166,666 common shares at a price of $0.06 per share for gross proceeds of $70,000.

On July 12, 2021, the Company issued Mr. Blyumkin 578,480 common shares valued at $40,494 in partial settlement of directors fees outstanding.

On July 1, 2021, Mr. Blyumkin entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. On May 24, 2022, the  TSXV accepted the Company's application for the resumption of trading in the Company's common shares and subsequent to the quarter end, on June 7, 2022, the Company issued 150,209 shares of common stock to settle the $14,120 of outstanding directors fees.

During the current period, Mr. Blyumkin made restitution payments to the Company of $2,822,000 for the conversion of convertible debt by third party convertible debt holders to common shares at prices below those allowed by the TSXV regulations.

George Stapleton

On January 25, 2021, Mr. Stapleton was awarded 1,000,000 common shares valued at $58,879 as part of his compensation package.

On August 7, 2020, Mr. Stapleton was awarded options exercisable for 3,000,000 common shares exercisable at $0.085 per share and valued at $165,855. The options vested over an eight month period. These options expired on February 28, 2022.

On November 30, 2021, Mr. George Stapleton retired as the Chief Operating Officer of the Company.

Dr. Gerald Bailey

On July 12, 2021, the Company issued Dr. Bailey 578,480 common shares valued at $40,494 in partial settlement of directors fees outstanding.

On July 1, 2021, Dr. Bailey entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. On May 24, 2022, the  TSXV accepted the Company's application for the resumption of trading in the Company's common shares and subsequent to the quarter end, on June 7, 2022, the Company issued 150,209 shares of common stock to settle the $14,120 of outstanding directors fees.

On August 6, 2021, the Board of Directors of the Company has appointed Dr. R. Gerald Bailey, a current director and former Chief Executive Officer of the Company, as Chairman of the Board of Directors and Interim Chief Executive Officer. The Company has not entered into a written employment agreement with Dr. Bailey.  Dr. Bailey is entitled to cash compensation of $10,000 per month in his new role.

Mr. Bailey retired as a director and officer of the Company on January 24, 2022.

The company paid Mr. Bailey $200,000 for services rendered as a director and consultant for the period ended May 31, 2022.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

21. RELATED PARTY TRANSACTIONS (continued)

Robert Dennewald

During June 2021, in terms of an exchange agreement entered into with Mr. Dennewald, Mr. Dennewald exchanged three promissory notes dated August 1, 2019, October 31, 2019 and March 3, 2020 totaling $125,000 for a $125,000 convertible promissory note bearing interest at 8% per annum and maturing on February 12, 2022.

On June 10, 2021, in terms of an Assignment and Purchase of Debt Agreement entered into between Mr. Dennewald and Equilibris Management AG ("Equilibris"), the $125,000 Convertible Promissory Note owing to the director was purchased and assigned to Equilibris.

On July 12, 2021, the Company issued Mr. Dennewald 578,480 common shares valued at $40,494 in partial settlement of directors fees outstanding.

On July 1, 2021, Mr. Dennewald entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. On May 24, 2022, the  TSXV accepted the Company's application for the resumption of trading in the Company's common shares and subsequent to the quarter end, on June 7, 2022, the Company issued 150,209 shares of common stock to settle the $14,120 of outstanding directors fees.

James Fuller

On July 12, 2021, the Company issued Mr. Fuller 228,668 common shares valued at $16,007 in partial settlement of directors fees outstanding.

On July 1, 2021, Mr. Fuller entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. On May 24, 2022, the  TSXV accepted the Company's application for the resumption of trading in the Company's common shares and subsequent to the quarter end, on June 7, 2022, the Company issued 150,209 shares of common stock to settle the $14,120 of outstanding directors fees.

Dr. Vladimir Podlipsky

The Board of Directors has appointed Dr. Vladimir Podlipsky, currently the Chief Technology Officer of the Company, as a director, with effect from August 6, 2021, to fill the vacancy on the Board created by Mr. Blyumkin's resignation. On January 24, 2022, following the resignation of Dr. Bailey, Dr. Podlipsky was appointed to the role of Interim Chief Executive Officer.

The Company advanced Manhatten Enterprises, a company controlled by Dr. Podlipsky, the sum of $76,000 pursuant to a promissory note on March 16, 2017. The note, which bears interest at 5% per annum, matured on March 16, 2020. The Note has reached its maturity date and a new agreement has not been put in place. The total amount owing under the note including principal and accrued interest amounts to $95,802.

During the current period, the Company paid $175,025 to V Science Technologies Inc., in terms of a sponsored research agreement. V Science Technologies, Inc. is controlled by Dr. Podlipsky, a director and the interim chief executive officer of the Company.

During the current period, the Company paid Mr. Podlipsky $57,000 for his services as Interim Chief Executive Officer.

Ron Cook

Mr. Cook was appointed as the Chief Financial Officer of the Company with effect from October 31, 2021. On January 24, 2022, Mr. Cook resigned as the Chief Financial Officer of the Company.

Mark Korb

Mr. Korb resigned as CFO of the Company with effect from October 31, 2021.

Michael Hopkinson

Mr. Hopkinson was appointed as the Chief Financial Officer of the Company with effect from January 24, 2022. The Company paid Mr. Hopkinson $50,000 for his services.

Robert Chenery

Mr. Robert Chenery was appointed to the Company's Board of Directors on January 24, 2022.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

21. RELATED PARTY TRANSACTIONS (continued)

Anthony J Cantone

The shareholding of Mr. Cantone and the Companies that Mr. Cantone has direct control over, exceeds 5%, which qualifies him as a related party.

On April 19, 2022, in terms of an Agreement entered into, Mr. Blyumkin sold purchase warrant for 1,875,000 common shares  to Mr. Cantone who exercised the warrants for gross proceeds of $225,000 on April 20, 2022.

Cantone Asset Management and Cantone Research

Between September 20, 2020 and April 6, 2021 warrants for 8,990,093 common shares were exercised for gross proceeds of $400,839.

On September 23, 2020, the Company issued a convertible debenture to Cantone Asset Management in the aggregate principal amount of $300,000, including an original issue discount of $50,000, for net proceeds of $247,500. The convertible debenture bears interest at 7% per annum and the gross proceeds less the OID, of $250,000 is convertible into common shares at a conversion price of $0.055 per share until September 23, 2021 and thereafter at $0.08 per share. The convertible debenture matures on December 23, 2021.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 4,545,454 common shares at an exercise price of $0.055 per share, expiring on December 23, 2021.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $132,007, consisting of outstanding interest of $92,007 accrued until June 1, 2021 on various convertible notes and a principal amount outstanding of $40,000 on one convertible note, was converted into 949,688 shares of common stock.

On August 30, 2021, in terms of a conversion notice received, the Company issued a total of 4,545,454 shares of common stock converting $250,000 of the aggregate principal of the September 2020 note. On January 14, 2022, the Company repaid the remaining principal balance of $50,000.

On March 17, 2021, The company entered into an amending agreement whereby the conversion price of the convertible note entered into in September 2019  was amended to $0.0475 per share, the maturity date was extended to December 17, 2021 and the interest rate was amended to 18% with effect from October 20, 2020.

On March 17, 2021, the Company entered into a debt conversion agreement whereby outstanding interest of $22,660 accrued until December 28, 2020 on two convertible notes was converted into 581,026 shares of common stock.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $132,007, consisting of outstanding interest of $92,007 accrued until June 1, 2021 on various convertible notes and a principal amount outstanding of $40,000 on one convertible note, was converted into 949,688 shares of common stock. .

On July 1, 2021, in terms of a subscription agreement entered into with Cantone Asset Management, LLC, the Company issued a convertible debenture in the aggregate principal amount of $300,000, bearing interest at 8% per annum and maturing on July 1, 2023 and convertible into common stock at a conversion price of $0.12 per share. In addition, the Company issued Cantone a warrant exercisable for 2,500,000 shares of common stock at an exercise price of $0.12 per share expiring on July 1, 2023.

On July 27, 2021, in terms of a subscription agreement entered into, units for 1,041,666 common shares and common stock purchase warrants were acquired for gross proceeds of $125,000 at $0.12 per share. The warrants are exercisable at $0.12 per share and have a maturity date of July 27, 2023.

On January 26,2022, in terms of a warrant exercise notice, warrants for 1,041,666 common shares were exercised for gross proceeds of $125,000.

On February 1, 2022, in terms of warrant exercise notices, warrants for 5,208,333 common shares were exercised for gross proceeds of $625,000.

On April 1, 2022, in terms of a conversion notice received, the Company issued a total of 2,500,000 shares of common stock converting $300,000 of the aggregate principal of the note entered into on July 1, 2021.

On April 13, 2022, in terms of a warrant exercise notice, warrants for 946,666 common shares were exercised for gross proceeds of $112,587.

On April 25, 2022, in terms of a warrant exercise notice, warrants for 2,500,000 common shares were exercised for gross proceeds of $300,000.

On May 26, 2022, Cantone Assert Management entered into agreements with two warrant holders whereby warrants for a total of 2,666,666 common shares were purchased from the warrant holders. On May 31, 2022, the Company replaced these warrants with a new warrant with the exact same terms as the previous warrants, expiring on July 23, 2023 with an exercise price of $0.12 per common share.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

21. RELATED PARTY TRANSACTIONS (continued)

Anthony J Cantone (continued)

Petroleum Capital funding

On September 22, 2020, the Company entered into an Amending Agreement, whereby the conversion price of three Petroleum Capital Funding convertible debentures was amended to $0.055 per share and the exercise price of warrants exercisable for 8,582,500 shares was amended to $0.055 per share, in terms of the Amending Agreement the conversion price became $0.08 per share on September 22, 2021.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $61,050, consisting of outstanding interest accrued until June 1, 2021 on various Petroleum Capital Funding convertible notes was converted into 439,209 shares of common stock.

On July 21, 2021, in terms of a subscription agreement for debentures and warrants, the Company entered into a convertible debenture agreement in the aggregate principal amount of $3,000,000 including an OID of $500,000 for net proceeds of $2,191,000 after placement fees and expense allowances of $309,000. The convertible debenture bears interest at 10% per annum and the gross proceeds of $2,500,000 is convertible into common shares at a conversion price of $0.12 per share, subject to anti-dilution adjustments and matures on July 21, 2025. The company also entered into a registration rights agreement whereby the Company has agreed to register any securities that the convertible note is convertible into and any warrant shares issuable in terms of the subscription agreement for debentures and warrants. In conjunction with the convertible debenture, the Company issued a warrant exercisable for 20,833,333 common shares and a brokers warrant exercisable for 5,208,333 common shares, at an exercise price of $0.12 per share, expiring on July 21, 2025.

On January 26, 2022, the Company paid $53,000 of the outstanding principal on a November 2019 convertible debenture. On April 4, 2022, in terms of a conversion notice received, the Company converted the remaining principal balance outstanding of $265,000 into 3,312,500 shares of common stock at a conversion price of $0.08 per share.

On January 26, 2022, the Company paid $72,000 of the outstanding principal on a December 2019 convertible debenture. On April 4, 2022, in terms of a conversion notice received, the Company converted the remaining principal balance outstanding of $360,000 into 4,500,000 shares of common stock at a conversion price of $0.08 per share.

On February 1, 2022, in terms of warrant exercise notices, warrants for 8,582,500 common shares were exercised for gross proceeds of $472,038.

On January 26, 2022, the Company paid $78,500 of the outstanding principal on a March 2020 convertible debenture.  On April 4, 2022, in terms of a conversion notice received, the Company converted the remaining principal balance outstanding of $392.500 into 4,906,250 shares of common stock at a conversion price of $0.08 per share.

On January 26, 2022, the Company paid $500,000 of the outstanding principal on the July 2021 convertible debenture. On April 4, 2022, in terms of a conversion notice received, the Company converted the remaining principal balance outstanding of $2,500,000 into 20,833,333 shares of common stock at a conversion price of $0.12 per share.

On January 26, 2022, , in terms of a warrant exercise notice, warrants for 20,833,333 common shares were exercised for gross proceeds of $2,500,000.

22. FINANCING COSTS, NET

Financing costs, net, consists of the following:

Financing costs, net, consists of the following:

	Three months ended May 31, 2022	Three months ended May 31, 2021	Nine months ended May 31, 2022	Nine months ended May 31, 2021

Interest expense on borrowings	$169,647	$874,995	$554,131	$1,468,091
Amortization of debt discount	2,663,339	493,837	3,966,321	1,265,729
	$2,832,986	$1,368,832	$4,520,452	$2,733,820

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

23. OTHER EXPENSE (INCOME), NET

Other expense (income), net, consists of the following:

	Three months ended May 31, 2022	Three months ended May 31, 2021	Nine months ended May 31, 2022	Nine months ended May 31, 2021

Loss (gain) on settlement of liabilities	$-	$-	$102,107	$48,283
Loss (gain) on conversion of convertible debt	-	83,894	-	397,090
Loss on debt extinguishment	-	-	444,398	330,256
Forgiveness of federal relief loan	(269,136)		(403,026)	-
Interest income	(958)	(960)	(30,842)	(2,843)
	$(270,094)	$82,934	$112,637	$772,786

24. SEGMENT INFORMATION

The Company operated in two reportable segments within the USA during the nine months ended May 31, 2022 and 2021, oil extraction and processing operations and mining operations. The presentation of the consolidated statements of loss and comprehensive loss provides information about the oil extraction and processing segment. There were limited operations in the mining operations segment during the nine months ended May 31, 2022 and 2021. Other information about reportable segments are:

	May 31, 2022
	Oil	Mining
(in '000s of dollars)	Extraction	Operations	Consolidated
Additions to non-current assets	$4	$-	$4
Reportable segment assets	43,756	37,398	81,154
Reportable segment liabilities	(10,343)	-	(10,343)
	$33,413	$37,398	$70,811

	May 31, 2021
	Oil	Mining
(in '000s of dollars)	Extraction	Operations	Consolidated
Additions to non-current assets	$4,894	$-	$4,894
Reportable segment assets	45,862	33,240	79,102
Reportable segment liabilities	(19,882)	(160)	(20,042)
	$25,980	$33,080	$59,060

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

24. SEGMENT INFORMATION (continued)

	May 31 ,2022
(in '000s of dollars)	Oil Extraction	Mining operations	Consolidated
Revenue from license fees	$-	$-	$-
Other production and maintenance costs	(447)	-	(447)
Gross Loss	(447)	-	(447)
Operating Expenses
Depreciation, depletion and amortization	35	-	35
Selling, general and administrative expenses	9,952	-	9,952
Investor relations	455	-	455
Professional fees	7,349	-	7,349
Research and development	175		175
Salaries and wages	544	-	544
Travel and promotional expenses	878	-	878
Other	551	-	551

Financing costs	4,520	-	4,520
Other expense (income)	112	-	112
Forgiveness of federal relief loans	(403)	-	(403)
Loss on debt extinguishment	444	-	444
Loss on settlement of liabilities	102		102
Interest income	(31)		(31)
Derivative liability movements	(52)	-	(52)

Net loss	$15,014	$-	$15,014

	May 31, 2021
(in '000s of dollars)	Oil Extraction	Mining operations	Consolidated
Revenue from license fees	$2,000	$-	$2,000
Revenues from hydrocarbon sales	-	-	-
Other production and maintenance costs	(379)	-	(379)
Gross Profit	1,621	-	1,621
Operating Expenses
Depreciation, depletion and amortization	34	-	34
Selling, general and administrative expenses	3,171	-	3,171
Investor relations	40	-	40
Professional fees	1,476	-	1,476
Salaries and wages	263	-	263
Share-based compensation	616	-	616
Travel and promotional expenses	156	-	156
Other	620	-	620

Financing costs	2,734	-	2,734
Other expense (income)	773	-	773
Gain on settlement of liabilities	48	-	48
Loss on conversion of convertible debt	397	-	397
Loss on debt extinguishment	330	-	330
Interest income	(2)		(2)
Derivative liability movements	1,292	-	1,292

Net loss	$6,383	$-	$6,383

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

25. COMMITMENTS AND CONTINGENCIES

The Company entered into a real property lease for office space located at 15315 Magnolia Blvd., Sherman Oaks, California. The lease commenced on September 1, 2019 and expires on August 31, 2024, monthly rental expense is $4,941 per month with annual 3% escalations during the term of the lease.

The amount of future minimum lease payments under finance leases is as follows:

May 31, 2022
Undiscounted minimum future lease payments
Total instalments due:
Within 1 year	$64,318
1 to 2 years	66,247
2 to 3 years	16,683
Total operating lease liability	$147,248

Legal Matters

On December 27, 2018, the Company executed and delivered: (i) a Settlement Agreement (the "Settlement Agreement") with Redline Capital Management S.A. ("Redline") and Momentum Asset Partners II, LLC; (ii) a secured promissory note payable to Redline in the principal amount of $6,000,000 (the "Note") with a maturity date of 27 December 2020, bearing interest at 10% per annum; and (iii) a Security Agreement (together with the Settlement Agreement and the Note, the "Redline Agreements") among the Company, Redline, and TMC Capital, LLC ("TMC"), an indirect wholly-owned subsidiary of the Company.

After undertaking an in-depth analysis of the Redline Agreements in the context of the underlying transactions and events, special legal counsel to the Company has opined that the Redline Agreements are likely void and unenforceable.

The Company's special legal counsel regards the possibility of Redline's success in pursuing any claims against the Company or TMC under the Redline Agreements as less than reasonably possible and therefore no provision has been raised against these claims.

The Company is currently evaluating the options and remedies that are available to it to ensure that the Redline Agreements are declared as void or are rescinded and extinguished.

26. SUBSEQUENT EVENTS

Events after the reporting date not otherwise separately disclosed in these consolidated financial statements are:

Unsolicited takeover bid by Viston United Swiss AG

Recent Developments

As described in detail above in note 1, under the heading "Unsolicited takeover bid by Viston United Swiss AG - Recent Tender Offer developments":

1. Petroteq, Viston and the Offeror entered into a Letter Agreement on July 5, 2022 in connection with the pending Viston Offer, pursuant to which Petroteq agreed to certain restrictions and covenants as long as the Viston Offer remains outstanding (as the same may be further amended, varied or otherwise modified), provided the Petroteq board's recommendation with respect to the Viston Offer remains unchanged; and

2. The Viston Offer had been extended until September 9, 2022 to allow additional time to:

(a) obtain the CFIUS Clearance, which is a condition of the Offer; and

(b) allow the Offeror time to assess the implications of the SEC Order and review information and documents from Petroteq relating thereto, in connection with the Offeror's conditions to the Offer.

Debt Settlements

Between June 7, 2022 and July 12, 2022, in terms of debt settlement agreements entered into, the Company issued 10,007,335 shares of common stock to settle debts of $1,544,449.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended May 31, 2022 and 2021 (unaudited) Expressed in US dollars

26. SUBSEQUENT EVENTS (continued)

Exercise of warrants

On May 26, 2022, Cantone Assert Management entered into agreements with two warrant holders whereby warrants for a total of 2,666,666 common shares were purchased from the warrant holders. On May 31, 2022, the Company replaced these warrants with a new warrant with the exact same terms as the previous warrants, expiring on July 23, 2023 with an exercise price of $0.12 per common share. The warrants were exercised on July 7, 2022 for gross proceeds of $320,000.

Stock Options

On July 22, 2022, in terms of Stock Options Cancellation Agreements entered into with all current option holders, the Company and the option holders mutually agreed to cancel the remaining 4,250,000 stock options outstanding for nominal consideration of $4.